Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 12, 2021, between ObsEva SA, a Swiss stock corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“10 Non-Bank Rule” means the rule that the aggregate number of Purchasers under the Notes which are not Qualifying Banks must not at any time exceed ten (10), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time.

“20 Non-Bank Rule” means the rule that the aggregate number of creditors (including the Purchasers), other than Qualifying Banks, of the Company under all its outstanding debts relevant for classification as debenture (Kassenobligation) (including debt arising under any Notes issued pursuant to this Agreement) must not at any time exceed twenty (20), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force at such time.

“Account Assignment Agreement(s)” means the Account Assignment Agreement as of the date herein by and between the Company and the Agent in substantially the form of Exhibit E.

“Account Control Agreement(s)” means any agreement entered into by and among Agent, the Company or any Subsidiary and a third-party bank or other institution (including a securities intermediary) in which the Company maintains a deposit account or an account holding investment property and which grants Agent a perfected first priority security interest in the subject account or accounts.

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.6.

“Action” shall have the meaning ascribed to such term in Section 3.1(k).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Agency Agreement” means the Agency Agreement of even date herewith by and among the Agent, the Purchasers, the Company and the Guarantors.

“Agent” means JGB (Cayman) Port Ellen Ltd., in its capacity as agent for the Purchasers.

“Board of Directors” means the board of directors of the Company or any duly authorized committee of such board.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York or Geneva, Switzerland are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the State of New York generally are open for use by customers on such day.

“Closing” means each of the Initial Closing, any Mandatory Tranche Closing or any Optional Tranche Closing.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common shares of the Company, par value CHF 1/13 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Shares” shall have the meaning ascribed to such term in the Notes.

“Determination Price” shall have the meaning ascribed to such term in the Notes.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

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“Effective Date” (i) shall, with respect to each Note, have the meaning set forth in each such Note, and (ii) with respect to each Warrant, means the earliest of the date that (a) the a Registration Statement covering the Warrant Shares issuable upon exercise thereof has been declared effective by the Commission or (b) all of such Warrant Shares may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions.

“Equity Conditions” shall have the meaning ascribed to such term in the Notes.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(t).

“Event of Default” shall have the meaning ascribed to such term in the Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall have the meaning ascribed to such term in Section 3.1(kk).

“FDCA” shall have the meaning ascribed to such term in Section 3.1(kk).

“Guarantor” means all present and future Subsidiaries that are Significant Subsidiaries that have executed and delivered the Guaranty to the Agent.

“Guaranty” means the Subsidiary Guaranty in substantially the form attached as Exhibit D.

“Guidelines” means, together, guideline S-02.123 in relation to interbank loans of 22 September 1986 (Merkblatt “Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)” vom 22. September 1986), guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner), circular letter No. 34 of 26 July 2011 (1-034-V-2011) in relation to deposits (Kreisschreiben Nr. 34 “Kundenguthaben” vom 26. Juli 2011) and the circular letter No. 15 of 3 October 2017 (1-015-DVS-2017) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss withholding tax and Swiss stamp taxes (Kreisschreiben Nr. 15 “Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer und der Stempelabgaben” vom 3. Oktober 2017), circular letter No. 46 of 24 July 2019 (1-046-VS-2019) in relation to syndicated credit facilities (Kreisschreiben Nr. 46 betreffend steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen vom 24. Juli 2019) and circular letter No. 47 of 25 July 2019 (1-047-V-2019) in relation to bonds (Kreisschreiben Nr. 47 betreffend Obligationen vom 25. Juli 2019), in each case as issued, amended or replaced from time to time, by the Swiss Federal Tax Administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time.

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“Haynes and Boone” means Haynes and Boone, LLP, 30 Rockefeller Plaza, 26th Floor, New York, New York 10012.

“IFRS” shall have the meaning ascribed to such term in Section 3.1(i).

“Indebtedness” shall have the meaning ascribed to such term in the Notes.

“Initial Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Initial Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived; provided, however, the Initial Closing Date shall not be later than two (2) Trading Days after the date of this Agreement.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(q).

“Liens” shall have the meaning ascribed to such term in the Notes.

“Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(o).

“Maturity Date” shall have the meaning ascribed to such term in the Notes.

“Measurement Period” means with respect to any Mandatory Tranche Closing or Optional Tranche Closing, the thirty (30) Trading Days prior to the Mandatory Tranche Closing Date or Optional Tranche Closing Date.

“Non-Bank Rules” means, together, the 10 Non-Bank Rule and the 20 Non-Bank Rule.

“Notes” means the Senior Secured Convertible Notes issued pursuant to this Agreement in the form attached hereto as Exhibit A, which Notes shall have a fixed conversion price of $3.20 per share (subject to adjustment as provided therein) and shall have a maturity date that is three-years from the date of the Closing in which such Notes were issued.

“Oxford Loan” means the Loan and Security Agreement among the Company, Oxford Finance LLC and ObsEva USA Inc., dated as of August 7, 2019, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

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“Pharmaceutical Product” shall have the meaning ascribed to such term in Section 3.1(kk).

“Placement Agent” means Canaccord Genuity LLC.

“Proceeding” means an Action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Public Information Failure” shall have the meaning ascribed to such term in Section 4.3(b).

“Public Information Failure Payments” shall have the meaning ascribed to such term in Section 4.3(b).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.9.

“Qualifying Bank” means: (a) any bank as defined in the Swiss Federal Code for Banks and Savings Banks dated 8 November 1934 (Bundesgesetz über die Banken und Sparkassen); or (b) a person or entity which effectively conducts banking activities with its own infrastructure and staff as its principal purpose and which has a banking license in full force and effect issued in accordance with the banking laws in force in its jurisdiction of incorporation, or if acting through a branch, issued in accordance with the banking laws in the jurisdiction of such branch, all and in each case within the meaning of the Guidelines.

“Registration Rights Agreement” means the Registration Rights Agreement, dated on or about the date hereof, among the Company and the Purchasers, in the form of Exhibit C attached hereto.

“Registration Statement” means each registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchasers of the Conversion Shares and Warrant Shares.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(i).

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“Securities” means the Notes, Warrants, Conversion Shares and Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Documents” mean the Account Assignment Agreement and Account Control Agreements for certain of the Company’s deposits accounts, and any other documents and filing required.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing shares of Common Stock).

“Significant Subsidiary” shall have the meaning ascribed to such term in the Notes.

“Stockholder Approval” means the approval of the Company’s stockholders to approve the issuance of all Conversion Shares and all Warrant Shares issuable pursuant the Notes and Warrants, respectively, under Nasdaq Rules 5635(b) and 5635(d).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the Notes purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means, with respect to the Company, any corporation, partnership, joint venture, limited liability company, trust, variable interest entity or other entity controlled by the Company or to which the Company is entitled to a majority of the economic benefits of ownership thereof, directly or indirectly, or through one or more intermediaries, including the entities listed on Annex B and shall, where applicable, also include any direct or indirect Subsidiary formed or acquired after the date hereof.

“Swiss Share Issuance Approval” means the approval of the Company’s stockholders to create sufficient conditional capital to issue all Conversion Shares and all Warrant Shares issuable pursuant the Notes and Warrants, respectively out of such conditional capital.

“Trading Day” shall have the meaning ascribed to such term in the Notes.

“Trading Market” shall have the meaning ascribed to such term in the Notes.

“Tranche of Notes” means the individual Notes issued at a particular Initial Closing, Mandatory Tranche Closing Date or Optional Tranche Closing Date.

“Transaction Documents” means this Agreement, the Notes, Warrants the Registration Rights Agreement, all Security Documents, the Guaranty, the Agency Agreement, the UBS Agency Agreement and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

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“Transfer Agent” means American Stock Transfer & Trust Company, LLC and any successor transfer agent of the Company.

“UBS Agency Agreement” means that certain letter agreement between UBS AG and the Company, dated as of the date hereof, whereby UBS AG undertakes to issue, at certain conditions, confirmations of the issuance of Conversion Shares upon submission of a Notice of Conversion.

“Variable Rate Transaction” means a transaction in which the Company (a) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock either (i) at a conversion price, exercise price or exchange rate or other price that varies with the trading prices of or quotations for the Common Stock at any time after the initial issuance of such debt or equity securities or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (b) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price, but excluding any “at-the-market” offering program.

“VWAP” shall have the meaning ascribed such term in the Notes.

“Warrants” means the Warrants issued pursuant to this Agreement in the form attached hereto as Exhibit B, which Warrants shall have an exercise price equal to $3.67 per share (subject to adjustment as provided therein), shall be immediately exercisable and have an expiration date that is four (4) years from the date of the Closing in which such Warrants are issued.

“Warrant Shares” shall have the meaning ascribed to such term in the Warrants.

ARTICLE II.

PURCHASE AND SALE

2.1 Initial Closing. On the Initial Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase: (i) $31,496,063 aggregate principal amount of Notes and (ii) Warrants to purchase 1,634,877 shares of Common Stock. The Notes issued in the Initial Closing shall be issued with an original issue discount of $1,496,063 such that the aggregate Subscription Amount of the Notes and Warrants in the Initial Closing shall be $30,000,000. Upon satisfaction of the deliveries and conditions set forth in Sections 2.4 and 2.5, the Initial Closing shall occur at the offices of Haynes and Boone or such other location as the parties shall mutually agree.

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2.2 Additional Closings. On each of February 24, 2022, May 25, 2022, August 23, 2022, and November 21, 2022 (each an “Mandatory Tranche Closing Date”), the Company shall sell, and the Purchaser shall purchase, severally and not jointly and subject to the conditions as set forth in Section 2.5: (i) with respect to the first Mandatory Tranche Closing Date, $10,000,000 aggregate principal amount of Notes, including original discount of $475,000, and Warrants to purchase 519,073 shares of the Company’s Common Stock, par value of CHF 1/13 per share at an exercise price of $3.67 per whole share, for an aggregate Subscription Amount for such Notes and Warrants of $9,525,000, (ii) with respect to the second Mandatory Tranche Closing Date, $17,559,055 aggregate principal amount of Notes, including original discount of $834,055, and Warrants to purchase 911,444 shares of the Company’s Common Stock, par value of CHF 1/13 per share at an exercise price of $3.67 per whole share, for an aggregate Subscription Amount for such Notes and Warrants of $16,725,000, and (iii) with respect to each other Mandatory Tranche Closing Date, $13,779,528 aggregate principal amount of Notes, including original discount of $654,528, and Warrants to purchase 715,258 shares of the Company’s Common Stock, par value of CHF 1/13 per share at an exercise price of $3.67 per whole share, for an aggregate Subscription Amount for such Notes and Warrants of $13,125,000 (each a “Mandatory Tranche Closing” and collectively the “Mandatory Tranche Closings”); provided, that, at the written election of the Purchasers, any Mandatory Tranche Closing Date may be accelerated to an earlier date on no less than five (5) Trading Days’ notice. On each of February 21, 2023, May 22, 2023, August 21, 2023, and November 20, 2023 (each an “Optional Tranche Closing Date”), the Company may, in its sole discretion, sell, and the Purchaser shall purchase, severally and not jointly and subject to the conditions as set forth in Section 2.5: (i) $13,779,528 aggregate principal amount of Notes and (ii) Warrants to purchase 715,258 shares of the Company’s Common Stock, par value of CHF 1/13 per share at an exercise price of $3.67 per whole share (each an “Optional Tranche Closing” and collectively the “Optional Tranche Closing”). In the event the Company wishes to sell Securities in an Optional Tranche Closing, the Company shall provide Purchasers with written notice ten (10) Trading Days prior to the applicable Optional Tranche Closing Date of its irrevocable election to sell Securities in an Optional Tranche Closing. In the event that an Optional Tranche Closing does not occur for any reason, the obligations of Purchasers to purchase Securities on each Optional Tranche Closing under this Section 2.2 shall also terminate and Purchasers shall have no additional obligation to purchase any Securities on any Optional Tranche Closing Date. The Notes issued in any Optional Tranche Closing shall be issued with an original issue discount of $654,528 such that the aggregate Subscription Amount of the Notes and Warrants in Optional Tranche Closing shall be $13,125,000. Upon satisfaction of the deliveries and conditions set forth in Sections 2.4 and 2.5, each Mandatory Tranche Closing and Optional Tranche Closing shall occur at the offices of Haynes and Boone or such other location as the parties shall mutually agree.

2.3 Reserved.

2.4 Deliveries.

(a) On or prior to the Initial Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

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(ii) a “wet ink” original Note registered in the name of each Purchaser in accordance with its Subscription Amount;

(iii) “wet ink” original Warrants issued in the name of each Purchaser in accordance with its Subscription Amount duly executed by the Company;

(iv) the Company shall have provided each Purchaser with the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or the Chief Financial Officer;

(v) the Registration Rights Agreement duly executed by the Company;

(vi) the Security Documents duly executed by the Company, the Subsidiaries and the applicable third-party bank;

(vii) the Guaranty executed by each Guarantor;

(viii) evidence of repayment and termination of the Oxford Loan in form and substance reasonably satisfactory to the Purchasers; and

(ix) the UBS Agency Agreement duly executed by the Company and UBS AG;

(x) the Agency Agreement duly executed by the Company and each Guarantor;

(xi) evidence that the Company has sufficient conditional share capital, or shares held by the Company or one of its Subsidiaries as treasury shares, for the issuance of all Conversion Shares and Warrant Shares issuable under the Notes and Warrant to be issued at the Initial Closing Date; and

(xii) the Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the Initial Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents, certifying the current versions of the Company’s certificate or articles of incorporation and bylaws; certifying that the conditions set forth in Section 2.5 have been met, and certifying as to the signatures and authority of Persons signing the Transaction Documents and related documents on behalf of the Company.

(b) On or prior to the Initial Closing Date, each Purchaser shall deliver or cause to be delivered to the Company, the following:

(i) this Agreement duly executed by such Purchaser;

(ii) such Purchaser’s Subscription Amount for the Initial Closing by wire transfer to the account specified in writing by the Company; and

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(iii) the Registration Rights Agreement duly executed by such Purchaser;

(iv) the Agency Agreement duly executed by the Agent and the Purchaser.

(c) On or prior to each Mandatory Tranche Closing Date or Optional Tranche Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) a “wet ink” original Note registered in the name of each Purchaser in accordance with its Subscription Amount for such Mandatory Tranche Closing or Optional Tranche Closing;

(ii) “wet ink” original Warrants issued in the name of each Purchaser in accordance with its Subscription Amount for such Mandatory Tranche Closing or Optional Tranche Closing duly executed by the Company;

(iii) the Company shall have provided each Purchaser with the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or the Chief Financial Officer;

(iv) evidence that the Company has sufficient conditional share capital, or shares held by the Company or one of its Subsidiaries as treasury shares, for the issuance of all Conversion Shares and Warrant Shares issuable under the Notes and Warrant to be issued at the applicable Mandatory Tranche Closing Date or Optional Tranche Closing Date as well as all previously issued Notes and Warrants; and

(v) the Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the applicable Mandatory Tranche Closing Date or Optional Tranche Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the applicable Mandatory Tranche Closing or Optional Tranche Closing and certifying the current versions of the Company’s certificate or articles of incorporation and bylaws; certifying that the conditions set forth in Section 2.5 have been met, and certifying as to the signatures and authority of Persons signing the Transaction Documents and related documents on behalf of the Company.

(d) On or prior to each Mandatory Tranche Closing Date or Optional Tranche Closing Date, each Purchaser shall deliver or cause to be delivered to the Company such Purchaser’s Subscription Amount for such Mandatory Tranche Closing or Optional Tranche Closing by wire transfer to the account specified in writing by the Company.

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2.5 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Initial Closing and each Mandatory Tranche Closing or Optional Tranche Closing are subject to the following conditions being met or waived in the Company’s sole and absolute discretion:

(i) the accuracy in all material respects on Initial Closing Date, Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable, of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed under the Transaction Documents at or prior to the Initial Closing Date, Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable, shall have been performed;

(iii) the delivery by each Purchaser of the items set forth in Section 2.4(b) for the Initial Closing or Section 2.4(d) for the applicable Mandatory Tranche Closing or Optional Tranche Closing, as applicable, of this Agreement; and

(iv) no judgment, writ, order, injunction award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued and no Action or Proceeding shall have been instituted by any governmental authority or third party, in each case enjoining or preventing, or seeking to enjoin or prevent, the consummation of the transactions contemplated hereby or in the other Transaction Documents, or which would result in a Material Adverse Effect.

(b) The respective obligations of the Purchasers hereunder in connection with the Initial Closing are subject to the following conditions being met or waived in the Purchasers’ sole and absolute discretion:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects), when made and on the Initial Closing Date, of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed under the Transaction Documents at or prior to Initial Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.4(a) of this Agreement for the Initial Closing;

(iv) from the date hereof to the Initial Closing Date, the Company has maintained the listing or quotation of the Common Stock on a Trading Market and there is no reason to believe that the Common Stock will not continue to be listed on a Trading Market for the foreseeable future;

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(v) no judgment, writ, order, injunction award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued and no Action or Proceeding shall have been instituted by any governmental authority or third party, in each case enjoining or preventing, or seeking to enjoin or prevent, the consummation of the transactions contemplated hereby or in the other Transaction Documents, or which would result in a Material Adverse Effect;

(vi) there is no existing Event of Default and no existing event which, with the expiration of a cure period or the giving of notice, would constitute an Event of Default;

(vii) no event has occurred or circumstance exists that, in the reasonable judgment of Purchasers, has resulted in or would reasonably be expected to result in a Material Adverse Effect;

(viii) the number of shares of Common Stock that may be issued out of the Company’s authorized share capital or conditional share capital, or shares are held by the Company or one of its Subsidiaries as treasury shares, is sufficient for the issuance of all Conversion Shares and Warrant Shares issuable under the Convertible Note and Warrant to be issued at the Initial Closing;

(ix) the issuance of the Conversion Shares and Warrant Shares underlying the applicable Securities would not violate the rules and regulations of the Trading Market subject, in each case, to the Company’s compliance with Rule 5635(b) and Rule 5635(d) of the Nasdaq Stock Market Rulebook; and

(x) there has not otherwise been (w) a change in applicable law, (x) any judicial decisions, (y) decisions or regulatory actions by any governmental agency or (y) the institution of civil, administrative or criminal proceedings by the Commission or another governmental authority, the effect of which would be to materially deprive the Purchasers of the anticipated economic benefits of the purchase of the Securities and/or the resale thereof or other trading activity related thereto.

(c) The respective obligations of the Purchasers hereunder in connection each Mandatory Tranche Closing or Optional Tranche Closing are subject to the following conditions being met or waived in the Purchasers’ sole and absolute discretion:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable, of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

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(ii) all obligations, covenants and agreements of the Company required to be performed under the Transaction Documents at or prior to the Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable, shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.4(c) of this Agreement for the Mandatory Tranche Closing or Optional Tranche Closing, as applicable;

(iv) the Common Stock is listed for trading on a Trading Market and there is no reason to believe that the Common Stock will not continue to be listed on a Trading Market for the foreseeable future;

(v) no judgment, writ, order, injunction award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued and no Action or Proceeding shall have been instituted by any governmental authority or third party, in each case enjoining or preventing, or seeking to enjoin or prevent, the consummation of the transactions contemplated hereby or in the other Transaction Documents, or which would result in a Material Adverse Effect.

(vi) there is no existing Event of Default and no existing event which, with the expiration of a cure period or the giving of notice, would constitute an Event of Default and there has not been any Event of Default under any Note for the ninety (90) days prior to the Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable;

(vii) the VWAP of the Common Stock was not below $3.00 per share (subject to appropriate adjustment for stock splits, stock dividends, reverse stock splits, share combinations and similar events) for five (5) or more Trading Days during the applicable Measurement Period;

(viii) there is a Registration Statement(s) covering the Conversion Shares for all outstanding Notes and Warrant Shares for all outstanding Warrants and such Registration Statement(s) has been continuously effective during the thirty (30) day period prior to the applicable Mandatory Tranche Closing or Optional Tranche Closing and the use thereof has not been suspended at any time during such thirty (30) day period;

(ix) no event has occurred or circumstance exists that, in the reasonable judgment of Purchasers, has resulted in or would reasonably be expected to result in a Material Adverse Effect;

(x) the number of shares of Common Stock that may be issued out of the Company’s authorized share capital or conditional share capital, or shares are held by the Company or one of its Subsidiaries as treasury shares, is sufficient for the issuance of all Conversion Shares and Warrant Shares issuable under the then outstanding Convertible Note(s) and Warrant(s) and the Convertible Note and Warrant to be issued in the applicable Mandatory Tranche Closing or Optional Tranche Closing;

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(xi) the issuance of the Conversion Shares and Warrant Shares underlying the applicable Securities would not violate the rules and regulations of the Trading Market subject, in each case, to the Company’s compliance with Rule 5635(b) and Rule 5635(d) of the Nasdaq Stock Market Rulebook;

(xii) the staff of the Commission has not required, or otherwise taken the position, that the Purchasers must be named as underwriters in any Registration Statement or that the resale of any Conversion Shares would be a deemed distribution by the Purchasers within the meaning of Section 2(a)(11) of the Securities Act;

(xiii) there has not otherwise been (w) a change in applicable law, (x) any judicial decisions, (y) decisions or regulatory actions by any governmental agency or (y) the institution of civil, administrative or criminal proceedings by the Commission or another governmental authority, the effect of which would be to materially deprive the Purchasers’ of the anticipated economic benefits of the purchase of the Securities and/or the resale thereof or other trading activity related thereto;

(xiv) the Company has not prepaid any previously issued Notes pursuant to Section 2(d) thereof or forced the Purchasers to convert any previously issued Notes pursuant to Section 4(a)(ii) thereof;

(xv) there is no limitation on the issuance of any Conversion Shares under any outstanding Note(s), and there would be no limitation on the issuance of any Conversion Shares under the Notes to be issued in the applicable Mandatory Tranche Closing or Optional Tranche Closing, in excess of 19.99% of the Company’s issued and outstanding shares as of the Initial Closing Date as a result of Section 4(i) of the Notes;

(xvi) with respect to the second Mandatory Tranche Closing Date, and each Mandatory Tranche Closing Date and Optional Tranche Closing Date thereafter, the Company shall have obtained the Stockholder Approval and the Swiss Share Issuance Approval;

(xvii) neither the Company nor the Transfer Agent has (A) to the extent applicable, unreasonably withheld its approval of any representation letter or legal opinion delivered by a Purchaser or a Purchaser’s counsel pursuant to Section 4.2(c) or (B) hindered, unreasonably delayed or otherwise refused to issue, Conversion Shares or Warrant Shares that are “restricted securities” (as defined in Rule 144) simultaneously with the removal of the legend set forth under Section 4.2(b) under circumstances described in clauses (i) – (iv) of the first sentence of Section 4.2(c) for any reason (other than Purchaser’s failure to deliver the representation letters and legal opinions required under such Section 4.2(c)); provided, the Company and the Purchasers agree and acknowledge that a reasonable change in form or requirements for such representation letter or legal opinion by the Transfer Agent, including any change in form to a previously

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accepted representation letter or legal opinion, shall not result in a violation of this subsection 2.5(c)(xvii), provided that the parties use reasonable best efforts to promptly provide such materials as the Transfer Agent may require, and the delivery of such materials and the Conversion Shares and Warrant Shares is not unreasonably delayed; and

(xviii) the Equity Conditions under any then outstanding Convertible Note(s) have been satisfied on each of the thirty (30) Trading Days prior to the applicable Mandatory Tranche Closing or Optional Tranche Closing, as applicable.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser and the Placement Agent:

(a) Subsidiaries. All of the direct and indirect Subsidiaries of the Company are set forth in the Disclosure Schedules. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in: (i) a material adverse effect on the validity or enforceability of the Transaction Documents, taken as a whole, (ii) a material adverse effect on the results of operations, assets, business or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under the Transaction Documents, taken as a whole (any of (i), (ii) or (iii), a “Material Adverse Effect”), and, to the Company’s knowledge, no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

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(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement, the Notes and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.5 and Section 4.15, (ii) the filings with the Commission pursuant to the Registration Rights Agreement, (iii) the notice and/or application(s) to the Commercial register of the Swiss Canton of Geneva for the issuance of shares of Common Stock, the applications, filings and approvals that may be required to be made or obtained in case of

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Available Share Failure (as defined under the terms of the Notes), (iv) the notice and/or application(s) and to each applicable Trading Market and/or SIX Swiss Exchange and SIX Exchange Regulation AG for the issuance and sale of the Securities and the listing of the Conversion Shares and Warrant Shares for trading thereon in the time and manner required thereby and (iv) such filings as may be required to be made under applicable state securities laws (collectively, the “Required Approvals”).

(f) Issuance. The Securities, when issued and delivered and paid for in accordance with the terms of the applicable Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The shares of Common Stock to be issued and delivered upon conversion of the Notes and/or exercise of the Warrants will be, subject to the provisions of the UBS Agency Agreement and the terms of the Notes and Warrants, as applicable, duly and validly issued, fully paid and non-assessable and will not be subject to any liens, charges, encumbrances or other third party rights, and rank pari passu in all respects with the shares of Common Stock currently outstanding and traded.

(g) Capitalization. The total outstanding share capital of the Company is as set forth in the Commercial Register as of the Initial Closing Date, a copy of which is included in the Disclosure Schedule, provided, however, that additional shares of Common Stock may have been issued and not have been recorded in the Commercial Register as of the Initial Closing Date if issued pursuant to (i) the exercise of employee stock options under the Company’s stock option plans, (ii) the issuance of shares of Common Stock to employees pursuant to the Company’s employee stock purchase plans, (iii) the conversion and/or exercise of Common Stock Equivalents, or (iv) the exercise of all or part of the 516,352 warrants issued to Ernest Loumaye pursuant to an agreement dated September 3, 2020 between Mr. Loumaye and the Company (the “EL Warrants”). The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents that has not been waived by the relevant Person or that the Company cannot cancel. Except as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Purchasers). There are no outstanding securities or instruments of the Company

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or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

(h) Public Company Information. The Company has made public all information required to be made public by applicable law and regulation and the Company does not suspend the publication (kein Bekanntgabeaufschub) of ad hoc relevant information; the information released publicly in Switzerland by the Company (together, the “Company Information”), does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; the Company is not aware of any material information (including, without limitation, any information regarding any material adverse effect) that is not fully and fairly described in the Company Information which would be necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Company and the Subsidiaries.

(i) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is not currently, and has never been, an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all

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material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with the International Financial Reporting Standards applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments.

(j) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as set forth in the Disclosure Schedule, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made.

(k) Litigation. There is no action, suit, inquiry, notice of violation, Proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) materially and adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if determined unfavorably to the Company or any Subsidiary, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

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(l) Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which would reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party. To the knowledge of the Company, the Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours applicable to the Company.

(m) Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree, or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, applicable to the Company, except in each case as would not reasonably be expected to result in a Material Adverse Effect.

(n) Environmental Laws. The Company and its Subsidiaries (i) are in material compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have obtained and are in compliance with all material permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; except in each case where the failure to so comply would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

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(o) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any written notice of Proceedings relating to the revocation or modification of any Material Permit.

(p) Title to Assets. (A) the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and the payment of which is neither delinquent nor subject to penalties, and (B) any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(q) Intellectual Property. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, and other intellectual property rights and similar rights described in the SEC Reports as being owned by, licensed to, or sublicensed to, as the case may be, the Company and its Subsidiaries for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have would have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Except as is disclosed in Schedule 3.1(q), none of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been irrevocably abandoned, or is expected to expire or terminate or be irrevocably abandoned, within five (5) years from the date of this Agreement. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not have or reasonably be expected to not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(r) Insurance. The Company and the Subsidiaries, taken as a whole, are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(s) Transactions with Affiliates and Employees. None of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(t) Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in material compliance with all requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof and applicable to the Company, and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and applicable to the Company. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries which are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the Company’s most recent audited fiscal year (such date, the “Evaluation Date”). The Company presented in its annual report on Form 20-F for the Company’s most recently completed fiscal year filed under the Exchange Act the conclusions of the certifying officers about the effectiveness of the

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disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(u) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents, other than to the Placement Agent with respect to the offer and sale of the Securities (which placement agent fees are being paid by the Company). The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(v) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market in any material respect.

(w) Investment Company. The Company is not, and immediately after receipt of payment for the Securities, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(x) Registration Rights. Other than each of the Purchasers, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(y) Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and it has no reason to believe that it will not in the foreseeable future continue to be, in material compliance with all such listing and maintenance requirements applicable to the Company. The Common Stock is currently eligible for electronic transfer through the Depository Trust Company or and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

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(z) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that the Company reasonably believes constitutes material, non-public information. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve (12) months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(aa) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(bb) Solvency. Based on the consolidated financial condition of the Company as of the Initial Closing Date the Company is Solvent and will be Solvent as of each Mandatory Tranche Closing Date and each Optional Tranche Closing Date. For purpose of this Section 3.1(bb), “Solvent” means, as of any given date, that (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in

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respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that the Company or any Significant Subsidiary will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one (1) year from the Initial Closing Date. The Disclosure Schedule sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(cc) Tax Status. The Company and its Subsidiaries each (i) has filed all United States federal income and all non-U.S. income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed in writing to be due by the taxing authority of any jurisdiction. The Company is treated as an association taxable as a corporation for U.S. federal and state income tax purposes.

(dd) No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Purchasers and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

(ee) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other Person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for contributions, gifts, entertainment or other expenses related to foreign or domestic political activity that would result in a violation of the FCPA or the anticorruption status of any other applicable jurisdiction, (ii) made any payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds that would result in a violation of the FCPA or the anticorruption status of any other applicable jurisdiction or (iv) violated in any material respect any provision of FCPA.

(ff) Accountants. The Company’s accounting firm is set forth in the SEC Reports. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the fiscal year ending immediately prior to the Initial Closing Date, Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable.

(gg) No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could materially affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

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(hh) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(ii) Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(j) and 4.19 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, or during the Measurement Period may negatively impact the market price of the Company’s publicly-traded securities, (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Stock and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may sell Conversion Shares or Warrant Shares or engage in hedging activities at various times during the period that the Securities are outstanding and (z) such sales or hedging activities (if any) may negatively affect the Company’s stock price, including during the Measurement Period, at and after the time that the hedging activities are being conducted, in each case, subject always to the limitations set forth in Section 4.19. The Company acknowledges that such aforementioned hedging activities, subject to Section 4.19, do not constitute a breach of any of the Transaction Documents. The Company further understands and acknowledges that (x) it is very common for holders of convertible instruments to hedge such instruments by selling or shorting the common stock, or derivatives of such common stock, of the issuer of such instruments, and that (y) one or more Purchasers may engage in hedging activities at various times after the date herein, and (z) such hedging activities (if any) may negatively affect the Company’s stock price, including during the Measurement Period, at and after the time that the hedging activities are being conducted. The Company acknowledges that, subject to each Purchaser’s compliance with Section 4.19, (a) it has no objection whatsoever to such hedging activities, and (b) that such activities in no respect constitute a breach of any regulation or law, or any of the Transaction Documents

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(jj) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent in connection with the placement of the Securities.

(kk) FDA. As to each product subject to the jurisdiction of the U.S. Food and Drug Administration (“FDA”) under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”) that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by the Company or any of its Subsidiaries (each such product, a “Pharmaceutical Product”), such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the Company in compliance with all applicable requirements under FDCA and similar applicable laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports, except where the failure to be in compliance would not have a Material Adverse Effect. There is no pending, completed or, to the Company’s knowledge, threatened, Action (including any lawsuit, arbitration, or legal or administrative or regulatory Proceeding, charge, complaint, or investigation) against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any notice, warning letter or other communication from the FDA or any other governmental entity, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Pharmaceutical Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Pharmaceutical Product, (iii) imposes a clinical hold on any clinical investigation by the Company or any of its Subsidiaries, (iv) enjoins production at any facility of the Company or any of its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with the Company or any of its Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by the Company or any of its Subsidiaries, and which, either individually or in the aggregate, would have a Material Adverse Effect. The properties, business and operations of the Company have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA. The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by the Company.

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(ll) Stock Option Plans. Each stock option granted by the Company under the Company’s stock option plan was granted (i) in accordance with the terms of the Company’s stock option plan and (ii) with an exercise price at least equal to the fair market value of the Common Stock on the date such stock option would be considered granted under IFRS and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(mm) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(nn) U.S. Real Property Holding Corporation. The Company is not and has not been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Company shall so certify upon Purchaser’s request.

(oo) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, 5% or more of the outstanding shares of any class of voting securities or 25% or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(pp) Money Laundering. To the knowledge of the Company, the operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(qq) No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial

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owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

(rr) Other Covered Persons. Other than as set forth on the Disclosure Schedule, the Company is not aware of any Person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

(ss) Notice of Disqualification Events. The Company will notify the Purchasers in writing, prior to the Initial Closing Date, Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable, of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Initial Closing Date, Mandatory Tranche Closing Date or Optional Tranche Closing Date, as applicable, to the Company and, solely with respect to Section 3.2(e), the Placement Agent as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

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(b) Own Account. Such Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law, and such Purchaser is acquiring the Securities solely for its own account and not for sale or with a view to distribution of such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws or, subject to Section 4.19, the Purchaser’s right to engage in Short Sales). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act.

(d) Experience of Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) Independent Investment Decision. Such Purchaser has independently evaluated the merits of its decision to purchase Securities pursuant to the Transaction Documents, and such Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Securities constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities. Such Purchaser understands that the Placement Agent has acted solely as the agent of the Company in this placement of the Securities and such Purchaser has not relied on the business or legal advice of the Placement Agent or any of its agents, counsel or Affiliates in making its investment decision hereunder, and confirms that none of such Persons has made any representations or warranties to such Purchaser in connection with the transactions contemplated by the Transaction Documents.

(f) Information. Such Purchaser acknowledges that it has had the opportunity to review the reports, schedules, forms, statements and other documents required to be filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, and such Purchaser and its advisors, if any, have been furnished with materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities sufficient in its view to enable it to evaluate its investment. Such Purchaser and its advisors, if any, have been afforded the opportunity to ask questions as it has deemed necessary of, and to receive answers from,

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representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities. The Purchaser has received no representation or warranties from the Company, its employees, agents, or attorneys in making this investment decision other than as set forth in Section 3.1.

(g) No “Bad Actor” Disqualification Events. Neither (i) such Purchaser, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Company’s voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by such Purchaser is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of the Initial Closing Date in writing in reasonable detail to the Company.

(h) Anti-Money Laundering Laws. Such Purchaser represents and warrants to, and covenants with, the Company that: (i) such Purchaser is in compliance with the regulations administered by the U.S. Department of the Treasury (“Treasury”) Office of Foreign Assets Control; (ii) such Purchaser, its parents, subsidiaries, affiliated companies, officers, directors and partners, and to such Purchaser’s knowledge, its stockholders, owners, employees, and agents, are not on the List of Specially Designated Nationals and Blocked Persons maintained by Treasury and have not been designated by Treasury as a financial institution of primary money laundering concern subject to special measures under Section 311 of the USA PATRIOT Act, Pub. L. 107-56; (iii) to such Purchaser’s knowledge, the funds to be used to acquire the Securities are not derived from activities that contravene applicable anti-money laundering laws and regulations; (iv) such Purchaser is in compliance in all material respects with applicable anti money laundering laws and regulations and has implemented anti money laundering procedures that are designed to comply with applicable anti-money laundering laws and regulations; and (v) to the best of its knowledge none of the funds to be provided by such Purchaser are being tendered on behalf of a person or entity who has not been identified to such Purchaser.

(i) General Solicitation. Such Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

(j) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future in compliance with Section 4.19.

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The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Reserved.

4.2 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than (1) pursuant to an effective registration statement or Rule 144, which are governed by Section 4.2(c), (2) to the Company or to an Affiliate of a Purchaser or (3) in connection with a pledge as contemplated in the last paragraph of Section 4.2(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of assignment or transfer, any such transferee shall (i) agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights and obligations of a Purchaser under this Agreement and the Registration Rights Agreement and (ii) confirm, prior to becoming party to this Agreement or any other Transaction Document and acquiring any Note, for the benefit of the Company and its Subsidiaries and without liability to the Company or any of its Subsidiaries, which of the following categories it falls in: (x) not a Qualifying Bank; or (y) a Qualifying Bank. As a condition of assignment or transfer of any Note, any such Purchaser must give the Company notice of such assignment or transfer (along with confirmation from the proposed transferee as to whether the transferee is a Qualifying Bank) at least ten (10) Business Days prior to such assignment or transfer. The Company may make a written objection to any Purchaser prior to any assignment or transfer of a Note based on the Company’s reasonable belief that such assignment or transfer could reasonably be expected to violate any Non-Bank Rule. If such objection is made, such assignment or transfer shall be effected only with the Company’s consent, not to be unreasonably withheld or delayed (it being unreasonable to withhold consent unless such assignment or transfer could reasonably be expected to violate any Non-Bank Rule, including cases where there is reasonable doubt or uncertainty whether the confirmation of the assignee or transferee being a Qualifying Bank is correct or there is reasonable doubt or uncertainty whether the assignee or transferee could be regarded as several parties by the Swiss Federal Tax Administration).

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(b) Except as provided in Section 4.2(c), any certificate evidencing the Securities (and all securities issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form:

NEITHER THIS SECURITY NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE HEREUNDER MAY BE PLEDGED WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

(c) Subject to (w) delivery of an appropriate opinion of counsel reasonably satisfactory to the Transfer Agent, (x) delivery by the applicable Purchaser(s) of any representation letters and other certificates, agreements and documents reasonably requested by and reasonably satisfactory to the Transfer Agent and/or the Company, Company’s counsel or the Purchaser’s counsel providing such opinion pursuant to this Section 4.2(c), (y) when applicable, the Transfer Agent allowing the issuance of a “restricted security” (as defined in Rule 144) simultaneously with the removal of the legend set forth under Section 4.2(b) and (z) each applicable Purchaser confirming agreement with the provisions set forth in Section 4.2(d) hereto, certificates evidencing any Conversion Shares or Warrant Shares (including upon conversion of a Note or exercise of a Warrant) shall be issued without the legend set forth under Section 4.2(b), (i) while a registration statement (including any Registration Statement) covering the

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resale of such Conversion Shares or Warrant Shares is effective under the Securities Act, (ii) following any sale of such Conversion Shares or Warrant Shares pursuant to Rule 144, (iii) if such Conversion Shares or Warrant Shares are eligible for sale under Rule 144 without restriction, or (iv) following any sale of such Conversion Shares or Warrant Shares in a transaction complying with Rule 904 of Regulation S promulgated by the Commission. In connection with the foregoing, the Company shall cause its counsel to issue a legal opinion to the Transfer Agent, or in lieu thereof may authorize the Transfer Agent to accept a legal opinion of counsel to one or more of the Purchasers as contemplated by clause (w) of this Section 4.2(c), promptly after the Effective Date if such opinion is required by the Transfer Agent to effect the removal of legends hereunder. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.2. Certificates for Conversion Shares or Warrant Shares subject to legend removal as permitted by this Section 4.2(c) shall be transmitted by the Transfer Agent to the Purchaser (or transferee, as applicable) by crediting the account of the Purchaser’s (or transferee’s, as applicable) prime broker with the Depository Trust Company system as directed by such Purchaser. In connection with the delivery of an opinion pursuant to this Section 4.2(c) by the Company’s counsel or any Purchaser’s counsel, as applicable, the Company and the applicable Purchaser(s) shall provide such representation letters and other certificates, documents and agreements to the Company, the Transfer Agent, the Company’s counsel or the Purchasers’ counsel as any such party may reasonably request. For the avoidance of doubt, the Purchasers are under no obligation to cause their legal counsel to provide any such opinions (although they will use their commercially reasonable efforts to do so). In connection with the foregoing provisions of this Section 4.2(c), the Company agrees that, with respect to each Initial Closing, Mandatory Tranche Closing and Optional Tranche Closing, the delivery of periodic standing or “blanket” representation letters or certificates by the Purchasers and standing or “blanket” opinions of the Purchasers’ counsel for the issuance of Conversion Shares and Warrant Shares in connection with such Initial Closing, Mandatory Tranche Closing or Optional Tranche Closing without legends is reasonable, and it would not be reasonable for the Company or the Transfer Agent to require the Purchaser to deliver representation letters, certificates or opinions in connection with each conversion of the Notes or exercise of the Warrants; provided, notwithstanding the foregoing, a reasonable change in form or requirements for such representation letter, certificates or opinion by the Transfer Agent, including any change in form to a previously accepted representation letter, certificate or opinion, shall not be unreasonable, and the parties hereto agree to provide any such modified, amendment or new representation letter, certificates or opinion as the Transfer Agent may reasonably require in accordance with this Section 4.2(c), including in lieu of any previously accepted “blanket” representation letters or “blanket’ opinions; provided further that the parties use reasonable best efforts to promptly provide such materials as the Transfer Agent may require, and the delivery of such materials and the Conversion Shares and Warrant Shares is not unreasonably delayed.

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(d) Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities, and the delivery of certificates representing Securities free from such restrictive legend, as set forth in this Section 4.2 is predicated upon the Company’s reliance upon this understanding and the Purchasers’ compliance with state and federal securities laws, including the registration requirements of the Securities Act.

4.3 Furnishing of Information; Public Information.

(a) Until the time that no Purchaser owns Securities, the Company covenants to maintain the registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act (even if the Company is not then subject to the reporting requirements of the Exchange Act).

(b) At any time during the period commencing from the six (6)-month anniversary of the date hereof and ending at such time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (without regard to any extensions to the deadline for filing any period report pursuant to Rule 12b-25 under the Exchange Act) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to one tenth of one percent (0.1)% of the aggregate Subscription Amount of such Purchaser’s Securities on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty (30) days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Conversion Shares or Warrant Shares pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.3(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of one half percent (0.5)% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

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4.4 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5 Securities Laws Disclosure; Publicity. The Company shall (a) within three (3) Trading Days after the Initial Closing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) within four (4) Trading Days after the Initial Closing Date, file a Report of a Foreign Private Issuer on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission. The Company shall consult with Purchasers prior to issuing the press release and Report of a Foreign Private Issuer on Form 6-K described above. From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law or by the rules of the SIX Swiss Exchange, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with (i) any registration statement contemplated by the Registration Rights Agreement and (ii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market or SIX Swiss Exchange regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

4.6 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

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4.7 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.5, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential; provided, however, that in no event shall any notice given by the Company to the Purchasers of the Company’s election to sell Securities in an Optional Tranche Closing be considered material non-public information for purposes of this Agreement. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. If the Company believes that any notice or communication that it is required to deliver to the Purchasers under the Transaction Documents may contain material non-public information, then in lieu of delivering such notice or communication to the Purchasers, the Company shall cause its legal counsel to convey such notice or communication to the Purchasers’ U.S. legal counsel, which shall satisfy the Company’s obligation to deliver such notice or other communication. To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information. To the extent that the Company, any Subsidiary or any person acting on their behalf discloses material, non-public to a Purchaser in contravention of this Agreement, the Company shall promptly, but in any case within one (1) Trading Day after such disclosure, file with the Commission a Report of a Foreign Private Issuer on Form 6-K disclosing such material, non-public information. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.8 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for: (i) the commercialization of Linzagolix and (ii) working capital and general corporate purposes of the Company and its Subsidiaries.

4.9 Indemnification of Purchasers. Subject to the provisions of this Section 4.9, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling Persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and documented expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any Action instituted against the

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Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder or creditor of the Company or any other Person, with respect to any of the transactions contemplated by the Transaction Documents (unless such Action is based upon a breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any Action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Purchaser Party shall have the right to employ separate counsel in any such Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) in such Action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party or (iii) the Company has failed after a reasonable period of time to assume such defense, in which case the Company shall be responsible for the reasonable, documented fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed. The indemnification required by this Section 4.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.10 Reservation of Common Stock. The Company confirms that, as of the date hereof, it has a conditional capital available and not issued of CHF 1,756,855 and 9/13 of a franc (divided into 22,852,124 registered shares with a nominal value of CHF 1/13), which is available for the exercising of option and conversion rights, which are granted in connection with the issuance of bonds or similar debt instruments of the Company. As of each Closing Date, the Company will have reserved and the Company shall then continue to reserve and keep available at all times, free of preemptive rights and advance subscription rights (Vorwegzeichnungsrechte), a number of shares of Common Stock that may be issued out of the Company’s conditional capital that, when added to the shares of Common Stock held in treasury by the Company or any Subsidiaries, is at least equal to the number of Conversion Shares and Warrant Shares that the Company may be required to deliver pursuant to any conversion of the Notes or exercise of the Warrants.

4.11 No Rights. There are no outstanding rights (including, without limitation, subscription rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Stock or other equity interest in the Company or any of its subsidiaries to which the Company or any subsidiary is a party, or any contract, commitment, or arrangement of any kind to which the Company or any subsidiary is a party relating to the issuance of any Common Stock, any such convertible or exchangeable securities or any such rights, warrants or options, except for options related to equity plans and the 516,352 warrants issued to Mr. Loumaye pursuant to an agreement dated September 3, 2020.

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4.12 Listing of Common Stock. The Company hereby agrees to use its best efforts to maintain the listing or quotation of the Common Stock on the Trading Market on which it is currently listed or quoted, and concurrently with the Initial Closing, Mandatory Tranche Closing or Optional Tranche Closing, as applicable, the Company shall prepare and file with such Trading Market a listing of additional shares notification for such Conversion Shares and Warrant Shares, as applicable. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will then include in such application all of the Conversion Shares and Warrant Shares, if permitted, and will take such other action as is necessary to cause all of the Conversion Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.13 Variable Rate Transaction. From the date hereof until none of the Notes remain outstanding, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages. Notwithstanding anything to contrary herein, (i) the Company may enter into and effect sales under a customary “at-the-market” offering program and (ii) this Section 4.13 shall not apply in respect of any ordinary course issuance of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to any directors, consultants or employees under the Company’s equity incentive plans or shares of Common Stock to employees pursuant to any employee stock purchase plan.

4.14 Certain Transactions and Confidentiality. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced, (iii) no Purchaser shall have any duty of confidentiality and/or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the transactions contemplated by this Agreement are first publicly announced.

4.15 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, reasonably promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Initial Closing, Mandatory Tranche Closing or Optional Tranche Closing, as applicable, under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

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4.16 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of Common Stock, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Conversion Shares and Warrant Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

4.17 Limitation on Prepayment of Notes. Notwithstanding any other provision in Section 2(d) of the Notes, upon delivery of a Prepayment Notice (as defined in the Notes) by the Company to any holders of the Notes, the Company shall not deliver another Prepayment Notice until ninety (90) days after the Prepayment Notice Date (as defined in the Notes) with respect to any Notes. In addition, the Company may not deliver a Prepayment Notice with respect to more than one Tranche of Notes at a time.

4.18 Limitation on Mandatory Conversions. Notwithstanding any other provision in Section 4(a)(ii) of the Notes, upon delivery of a Mandatory Conversion Notice (as defined in the Notes) by the Company to any holders of the Notes pursuant to Section 4(a)(ii) of the Notes, the Company shall not deliver another Notice of Conversion until ninety (90) days after the Mandatory Conversion Date (as defined in the Notes) with respect to any Notes. In addition, the Company may not deliver a Mandatory Conversion Notice with respect to more than one Tranche of Notes at a time

4.19 Limitations on Short Sales. Until the Note(s) are no longer outstanding, the Purchasers agree that they shall not effect any Short Sales of the Common Stock which establish a net short position with respect to the Common Stock. Solely for purposes of determining whether the Purchasers has a “net short” position pursuant to this Section 4.19, the Purchasers shall be deemed the owner of all Conversion Shares and Warrant Shares underlying the outstanding Notes and Warrants.

4.20 Conditional Prepayments. Notwithstanding any provision of Section 2(d) of the Notes, on not more than one occasion during any 12-month period, a Prepayment Notice (as defined in the Notes) may state that such Prepayment Notice is conditioned upon the effectiveness of other financings, in which case such Prepayment Notice may be revoked by the Company (by notice to the Agent on or prior to the specified effective date) if such condition is not satisfied (a “Conditional Prepayment Notice”). For the avoidance of doubt, the Company may only deliver a Conditional Prepayment Notice one time in total during any 12-month period, not once per Tranche of Notes during any such 12-month period. Nothing in this Section 4.20 shall be deemed implied consent to any financing that is not permitted by the Notes.

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4.21 Meeting of Stockholders. The Company shall seek the Stockholder Approval and, to all extent possible but without prejudice to the Company’s obligation issue, and/or deliver Conversion Shares or Warrant Shares, the Swiss Share Issuance at its next annual meeting of stockholders, which shall be held no later than May 31, 2022, with the recommendation of the Company’s Board of Directors that the proposal for Stockholder Approval be approved, and the Company shall solicit proxies from its stockholders in connection therewith in the same manner as all other management proposals in such proxy statement. If the Company is unable to obtain the Stockholder Approval or the Swiss Share Issuance Approval in full on the occasion of its next annual meeting of stockholders, the Company shall seek such approval at a special meeting of its shareholders held within one-hundred twenty (120) days thereafter

4.22 Additional Covenants. Each of the covenants set forth in Section 6 of the Notes are hereby incorporated by reference into this Agreement and the Company shall observe such covenants until none of the Notes remain outstanding and/or the Purchasers are not obligated to Purchase any Notes hereunder.

ARTICLE V.

MISCELLANEOUS

5.1 Termination. This Agreement may be terminated: (i) upon the mutual written consent of the Company and all Purchasers; (ii) by any Purchaser, if the Initial Closing has not been consummated on or before the second (2nd) Trading Day after date of this Agreement; (iii) by any Purchaser (solely with respect to its obligation to purchase additional Securities) if any the conditions set forth in Section 2.5(b) with respect to any Mandatory Tranche Closing or Optional Tranche Closing would not be satisfied; or (iv) by any Purchaser (solely with respect to its obligation to purchase additional Securities) if the Company does not elect to sell Securities in any Optional Tranche Closing; provided, however, that no such termination will affect the right of any party to sue for any breach of any other party (or parties). For the avoidance of doubt, in connection with any termination pursuant to the foregoing clauses (iii) and (iv) all of the Company’s obligations, and the Purchasers’ rights, hereunder shall survive, except for the obligation (or right) to sell (or purchase) additional Securities hereunder.

5.2 Fees and Expenses. The Company shall reimburse the Purchasers’ for their reasonable fees and expenses incurred in connection with preparation and negotiation of the Transaction Documents, the Initial Closing, each Mandatory Tranche Closing and each Optional Tranche Closing, not to exceed $275,000 in the aggregate. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

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5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased greater than 50% in principal amount of the Notes based on the Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately, materially and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.9 and this Section 5.8, except that the Placement Agent is an intended third party beneficiary of Article III hereof.

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5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

5.10 Survival. The representations and warranties contained herein shall survive the Initial Closing, Mandatory Tranche Closing or Optional Tranche Closing, as applicable, and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in 2 or more counterparts, all of which when taken together shall be considered one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay or provide for any reasonable third-party costs (including a customary indemnity) associated with the issuance of such replacement Securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for

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any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.18 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto.

5.21 Usury. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, Action or Proceeding that may be brought by any Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Purchaser with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such Purchaser to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Purchaser’s election.

45

5.22 Tax Treatment.

(a) The Company and the Purchaser agree (i) to treat the Notes as debt for all U.S. federal and state income tax purposes, and, in accordance with Section 385(c) of the Code, such characterization shall be binding upon the Purchaser and the Company (along with their successors and assigns) and (ii) not to take any position contrary to this Section 5.22 on any tax return, tax audit or other tax proceedings unless otherwise required by applicable law. Furthermore, the Company and the Purchaser acknowledge and agree that the Note and Warrants issued together with the Notes to the Purchaser are part of an “investment unit” as such term is used in Section 1273(c)(2) of the Code.

(b) Any and all payments by or on account of any obligation of the Company or any Subsidiary under any Transaction Document shall be made without deduction or withholding for any taxes. If any applicable law requires the deduction or withholding of any tax from any such payment, then the Company or such Subsidiary shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law and the sum payable by the Company or such Subsidiary shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Purchaser receives an amount equal to the sum it would have received had no such deduction or withholding been made.

5.23 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

46

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

OBSEVA SA		Address for Notice:

By:	/s/ David Renas
	Name: David Renas Title: CFO	Email:

With a copy to (which shall not constitute notice):

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

47

[PURCHASER SIGNATURE PAGES TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: _JGB (Cayman) Port Ellen Ltd.

Signature of Authorized Signatory of Purchaser: /s/ Brett Cohen

Name of Authorized Signatory: Brett Cohen

Title of Authorized Signatory: President

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

c/o JGB Management Inc.

21 Charles St, Suite 160

Westport, CT 06880

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Kingdom Trust Company

C/O Investment Services

1105 St. Rt. 121 North, Suite B

Murray, KY 42071

Attn: Caitlin Curry

Aggregate Subscription Amount: $135,000,000.00

[SIGNATURE PAGES CONTINUE]

48

Exhibit A

Senior Secured Note

NEITHER THIS SECURITY NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE HEREUNDER MAY BE PLEDGED WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN.

THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”) FOR U.S. FEDERAL INCOME TAX PURPOSES. THE ISSUE PRICE, AMOUNT OF OID, ISSUE DATE AND YIELD TO MATURITY WITH RESPECT TO THIS NOTE MAY BE OBTAINED BY WRITING TO THE COMPANY AT THE FOLLOWING ADDRESS: CHEMIN DES AULX, 12, 1228 PLAN-LES-OUATES, GENEVA, SWITZERLAND; ATTENTION: FABIEN DE LADONCHAMPS; EMAIL: FABIEN.DELADONCHAMPS@OBSEVA.CH.

Original Issue Date: [Original Issue Date]

$[Amount of Note]

SENIOR SECURED CONVERTIBLE NOTE

DUE [MATURITY DATE]

THIS SENIOR SECURED CONVERTIBLE NOTE is one of a series of duly authorized and validly issued Senior Secured Convertible Notes of ObsEva SA, a Swiss stock corporation (the “Company”), having its principal place of business at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland (this note, as amended, restated, supplemented or otherwise modified from time to time, this “Note” and collectively with the other notes of such series, including, for the avoidance of doubt, the Notes sold in the Initial Closing and each Mandatory Tranche Closing or Optional Tranche Closing, the “Notes”) and is issued pursuant to the Purchase Agreement (as defined below).

FOR VALUE RECEIVED, the Company promises to pay in cash to [the Holder], or its registered assigns (the “Holder”), or shall have paid pursuant to the terms hereunder, the principal sum of $[Amount of Note] on [Maturity Date] (the “Maturity Date”) or such earlier date as this Note is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate then outstanding principal amount of this Note in accordance with the provisions hereof. This Note is subject to the following additional provisions:

ARTICLE I. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Note, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement and (b) the following terms shall have the following meanings:

“30 Day VWAP” means the average of the daily VWAPs for the thirty (30) consecutive Trading Days prior to, but excluding, the Prepayment Notice Date.

“ABL Facility” means a senior secured asset-based revolving credit facility providing for revolving credit loans, letters of credit or other extensions of credit or other Indebtedness and any refinancings thereof; provided, that such Indebtedness, if secured, may benefit from a first priority lien on all or any assets of the Company and its Subsidiaries other than bank accounts subject to Account Control Agreements in favor of the Agent.

“Agent” means JGB (Cayman) Port Ellen Ltd., in its capacity as collateral agent for the Holders.

“Applicable Interest Rate” means an annual rate equal to nine and one-half percent (9.5%); provided, however, that following the occurrence and during the continuance of an Event of Default, the “Applicable Interest Rate” shall automatically, without notice or any other action required by the Holder, mean an annual rate equal to twelve and one-half percent (12.5)%.

“Attribution Parties” shall have the meaning set forth in Section 4(g).

“Available Share Failure” shall have the meaning set forth in Section 6(e)(ii).

“Bankruptcy Event” means, with respect to any Person, any of the following events: (a) such Person commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to such Person, (b) there is commenced against such Person any such case or proceeding that is not dismissed within one hundred and twenty (120) days after commencement, (c) such Person and its subsidiaries, as a whole, is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent, or the realizable value of such Person’s and its consolidated subsidiaries’ assets, as a whole, is less than the aggregate sum of their consolidated liabilities, (d) such Person suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within one hundred and twenty (120) days after such appointment, (e) such Person makes a general assignment for the benefit of creditors, (f) such Person, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing; (g) such Person is, or states in writing that it is, unable to pay its debts as they fall due or otherwise is, or admits that it is, insolvent (zahlungsunfähig), or files a petition for the opening of bankruptcy proceedings (Konkursverfahren) pursuant to article 191 al. 1 of the DEBA or an application for provisional or definitive moratorium (provisorische oder definitive Nachlassstundung) pursuant to article 293 et seq. DEBA because of insolvency (Zahlungsunfähigkeit); (h) such Person is deemed to be over indebted (überschuldet) within the meaning of article 725 al. 2 of the CO unless creditors have to the extent of any over indebtedness or insufficient coverage subordinated their claims to those of all other creditors; (i) by a final court decision: (A) bankruptcy proceedings (Konkursverfahren) are declared over such Person pursuant to the DEBA; (B) a composition proceedings (Nachlassverfahren) including but not limited to a moratorium (Nachlassstundung) is declared over or granted to such Person pursuant to the DEBA; (C) the opening of a bankruptcy proceedings in respect of such Person is postponed pursuant to article 725a al. 1 CO or article 820 al. 2 CO, as applicable (Konkursaufschub); (D) an emergency moratorium (Notstundung) is granted to that Person pursuant to the DEBA; or (E) the recognition of a non-Swiss bankruptcy or composition agreement with creditors or similar non-Swiss proceedings regarding such Person (Anerkennung ausländischer Konkursdekrete; Anerkennung ausländischer Nachlassverträge und ähnlicher Verfahren) under the Swiss Federal Statute on Private International law of 18 December 1987, unless, solely with respect to this sub-clause (E), (i) such Person is satisfied that such actions are vexatious or frivolous and (ii) such actions are dismissed within one hundred and twenty (120) days after commencement; (j) such Person is dissolved for any of the reasons described in article 736 CO (Auflösung der Gesellschaft) or article 821 CO, as applicable; or (k) any similar event as may be described in any supplementing legislation and any implementation legislation and any ordinance or other rules and regulations regarding (g) to (j) above.

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 4(g).

“Bloomberg” means Bloomberg, L.P.

“Board of Directors” means the board of directors of the Company or any duly authorized committee of such board.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York or Geneva, Switzerland are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the State of New York generally are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 4(d).

“Calendar Quarter” shall mean a period of three (3) calendar months ending on March 31, June 30, September 30 or December 31.

“Capital Stock” shall mean, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity, but shall not include any debt securities convertible into or exchangeable for any securities otherwise constituting Capital Stock pursuant to this definition.

“Cash Equivalents” shall mean direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof and (b) investments in certificates of deposit, banker’s acceptances and time deposits maturing within 365 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000.

“Change of Control Transaction” means the occurrence after the Original Issue Date of any of (a) an acquisition by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of Capital Stock of the Company, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of the Company (other than by means of conversion or exercise of the Notes and the Warrants issued together with the Notes), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than fifty percent (50%) of the aggregate voting power of the Company or the Successor Entity of such transaction, or (c) the Company, directly or indirectly, Disposes of all or substantially all of its assets to another Person other than to one or more of its direct or indirect wholly-owned Subsidiaries that are Guarantors.

“Close of Business” means 5:00 p.m. (New York City time).

“Closing Date” means October 12, 2021.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common shares of the Company, par value CHF 1/13 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Change Event” shall have the meaning set forth in Section 5(g).

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Approval” shall have the meaning set forth in Section 4(i).

“Conversion Date” means a Mandatory Conversion Date or a Voluntary Conversion Date.

“Conversion Price” shall have the meaning set forth in Section 4(a)(v).

“Conversion Share Cap” shall have the meaning set forth in Section 4(i).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of this Note pursuant to Section 4(a).

“Delivery Date” shall have the meaning set forth in Section 4(b)(ii).

“Dispose” and “Disposition” means the Transfer or license (including any sale and leaseback transaction or by way of a merger) of any assets or property by any Person, including, without limitation, any Transfer or license, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith, in each case, whether or not the consideration therefor consists of cash, securities or other assets owned by the acquiring Person, excluding any sales of inventory in the ordinary course of business on ordinary business terms.

“DTC” means the Depository Trust Company.

“Effective Date” for this Note means the earliest of the date that (a) a Registration Statement covering all of the Conversion Shares issuable upon exercise of this Note has been declared effective by the Commission, or (b) all of the Conversion Shares issuable upon exercise of this Note may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions.

“Equity Conditions” means, during the period in question, (a) a registration statement registering the resale of all shares of Common Stock issued, issuable or required to be issued pursuant to this Note has been filed by the Company and been declared effective by the Commission or is automatically effective and is available for use by the Holder, (b) the shares of Common Stock are listed and/or trading on a Trading Market (and the Company reasonably believes that the listing and/or trading in the Common Stock on the Trading Market will continue for the foreseeable future) (other than, in each case, suspensions of not more than two (2) Trading Days and occurring prior to the applicable date of determination due to business announcements by the Company) and all shares of Common Stock issued, issuable or required to be issued pursuant to this Note are listed or quoted (or approved for such listing or quotation, subject to notice of issuance) for trading on such Trading Market and the issuance of such shares of Common Stock pursuant to the Note would not violate the rules and regulations of any such Trading Market, (c) the number of shares of Common Stock that may be issued out of the Company’s authorized share capital or conditional share capital, or are held by the Company or any one or more of its Subsidiaries as treasury shares, is sufficient for the issuance or delivery of all of the shares then issuable or deliverable pursuant to the Transaction Documents, including, without limitation all outstanding Notes and Warrants, (d) there is no existing Event of Default and no existing event which, with the expiration of a cure period or the giving of notice, would constitute an Event of Default, (e) the Holder is not in possession of any information provided by or on behalf of the Company that constitutes, or may constitute, material non-public information, and (f) the shares of Common Stock are eligible for electronic transfer through the facilities of DTC (and not subject to “chill”).

“Equity Interests” means, with respect to any Person, all of the shares of Capital Stock of such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of Capital Stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of Capital Stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Event of Default” shall have the meaning set forth in Section 8(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Fundamental Transaction” means (a) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person (other than a merger with a parent or Subsidiary to effect a name change or a change in domicile) pursuant which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (b) the Company, directly or indirectly, effects any sale, lease, exclusive license, assignment, Transfer, conveyance or other Disposition of all or substantially all of its assets in one or a series of related transactions, (c) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of fifty percent (50%) or more of the outstanding Common Stock, (d) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock (but, for the avoidance of doubt, excluding any transaction, event or occurrence covered by Section 5(a) or any change to par value, or from par value to no par value) or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (e) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than fifty percent (50%) of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or Affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

“Governmental Authority” means any national, supranational, federal, state, county, provincial, local, municipal or other government or political subdivision thereof, whether domestic or foreign, and any agency, authority, commission, ministry, instrumentality, regulatory body, court, tribunal, arbitrator, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to any such government.

“Indebtedness” of any Person shall include (a) all obligations for borrowed money or the deferred purchase price of property or services (excluding trade credit entered into or accounts payable incurred in the ordinary course of business), (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, surety bonds, bankers acceptances, currency swap agreements, interest rate hedging agreements, interest rate swaps or other financial products, in each case, to the extent the foregoing would appear on a balance sheet of such person as a liability, (c) all capital lease obligations, (d) all obligations or liabilities secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed by such Person, (e) any obligation arising with respect to any transaction that is the functional equivalent of borrowing but which does not constitute a liability on the balance sheet of the Person incurring the same (such as, without limitation, a merchant cash advance); and (f) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other Person.

“Holder” shall have the meaning set forth in the Preamble.

“In-the-Money” means, with respect to this Note, that the principal amount of this Note is less than as-converted value of this Note, calculated using the Last Reported Sale Price as of the Trading Day prior to the date of measurement.

“Investments” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition (including by merger) of Equity Interests of another Person, (b) a loan, advance or capital contribution to, guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit or all or a substantial part of the business of, such Person.

“Last Reported Sale Price” of the Common Stock for any Trading Day means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per share) of Common Stock on such Trading Day as reported in composite transactions for the Principal Market. If the Common Stock is not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per share of Common Stock on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock is not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per share of Common Stock on such Trading Day from a nationally recognized independent investment banking firm selected by (and at the cost of) the Company; provided such firm shall be reasonably acceptable to the Holder.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, and any lease in the nature of a security interest.

“Make-Whole Amount” means an amount based on the following calculation methodology:

(a)	if the 30 Day VWAP is equal to or less than fifty percent (50%) of the Conversion Price, then ten percent (10%) of the outstanding principal amount prepaid;

(b)

if the 30 Day VWAP is greater than fifty percent (50%) of the Conversion Price but equal to or less than seventy-five percent (75%) of the Conversion Price, then fifteen percent (15%) of the outstanding principal amount prepaid;

(c)

if the 30 Day VWAP is greater than seventy-five percent (75%) of the Conversion Price but equal to or less than one hundred twenty-five percent (125%) of the Conversion Price, then twenty-five percent (25%) of the outstanding principal amount prepaid;

(d)

if the 30 Day VWAP is greater than one hundred twenty-five percent (125%) of the Conversion Price but less than one hundred forty percent (140%) of the Conversion Price, then fifteen percent (15%) of the outstanding principal amount prepaid; and

(e)	if the 30 Day VWAP is equal to or greater than one hundred forty percent (140%) of the Conversion Price, then the Make-Whole Amount is zero (0).

“Mandatory Conversion Date” shall have the meaning set forth in Section 4(a)(ii).

“Mandatory Conversion Event” means, after the one (1)-year anniversary of the Original Issue Date, the VWAP has been at least one hundred sixty-five percent (165%) of the Conversion Price then in effect for at least twenty (20) Trading Days (whether or not consecutive) during any thirty (30) consecutive Trading Day period ending within the three Trading Days immediately preceding the Mandatory Conversion Notice Date.

“Mandatory Conversion Notice” shall have the meaning set forth in Section 4(a)(ii).

“Mandatory Conversion Notice Date” shall have the meaning set forth in Section 4(a)(ii).

“Market Disruption Event” means, with respect to any date, the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Material Adverse Effect” means (i) a material adverse effect on the validity or enforceability of any Transaction Document, taken as a whole, (ii) a material adverse effect on the results of operations, assets, business or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under the Transaction Documents, taken as a whole.

“Maturity Date” shall have the meaning set forth in the Preamble.

“Minimum Cash Amount” shall mean, as of the date of determination, the amount set forth below corresponding to the borrowings on the dates set forth below:

Date	Amount

On and after the Initial Closing Date but prior to the date of the first Mandatory Tranche Closing Date	$25,000,000

On and after the date of the first Mandatory Tranche Closing Date but prior to the date of the second Mandatory Tranche Closing Date	$31,000,000

On and after the date of the second Mandatory Tranche Closing Date but prior to the date of the third Mandatory Tranche Closing Date	$37,000,000

On and after the date of the third Mandatory Tranche Closing Date but prior to the date of the fourth Mandatory Tranche Closing Date	$43,000,000

On and after the date of the fourth Mandatory Tranche Closing Date	$49,000,000

On and after the date of the first Optional Tranche Closing Date, if such first Optional Tranche Closing Date has occurred	$52,000,000

Notwithstanding anything herein to the contrary, if at any time the “Amount” set forth in the table above exceeds the aggregate principal amount of the Notes then outstanding at such time, the “Minimum Cash Amount” shall instead be the aggregate principal amount of Notes then outstanding; provided, that, subject to Section 6(b), the Minimum Cash Amount shall not be permitted to be less than $25,000,000 at any time.

“New York Courts” shall have the meaning set forth in Section 9(d).

“Note” and “Notes” shall have the meaning set forth in the Preamble.

“Note Parties” and “Note Party” mean the Borrower and the Guarantors, collectively and individually.

“Note Register” shall have the meaning set forth in Section 2(c).

“Notice of Conversion” shall have the meaning set forth in Section 4(a)(i).

“Open of Business” means 9:00 a.m. (New York City time).

“Original Issue Date” means [Original Issue Date], regardless of any Transfers of the Note or amendments to the Note and regardless of the number of instruments which may be issued to evidence the Note.

“Permitted Acquisition” means an acquisition pursuant to which the Company or any of its Subsidiaries acquires a Person, an ownership interest in a Person or all or a portion of the assets of a Person, provided, in any case, that such acquisition is not a Change of Control Transaction.

“Permitted Indebtedness” means:

(a)	Company’s Indebtedness to the Purchasers under the Notes and the other Transaction Documents;

(b)	Indebtedness disclosed on the Disclosure Schedule;

(c)	unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(d)

Indebtedness consisting of capitalized lease obligations and purchase money Indebtedness, in each case incurred by Company or any of its Subsidiaries to finance the acquisition, repair, improvement or construction of fixed or capital assets of such Person; provided, that (i) the aggregate outstanding principal amount of all such Indebtedness does not exceed Five Hundred Thousand Dollars ($500,000) at any time, and (ii) the principal amount of such Indebtedness does not exceed the lower of the cost or fair market value of the property so acquired or built or of such repairs or improvements financed with such Indebtedness (each measured at the time of such acquisition, repair, improvement or construction is made);

(e)	Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(f)

Indebtedness (i) of any Note Party owed to any other Note Party, (ii) of any Subsidiary that is not a Note Party owed to any other Subsidiary that is not a Note Party, provided that such Indebtedness is not guaranteed by a Note Party and (iii) of any Subsidiary that is not a Note Party owed to any Note Party in an aggregate amount not to exceed Ten Million Dollars ($10,000,000) at any time (it being understood that nothing contained in this clause (f) constitutes implied consent to any Investment in any Subsidiary that is not a Note Party which is not a Permitted Investment);

(g)

Indebtedness incurred in the ordinary course of business with corporate credit cards or merchant services issued for the account of the Company or any Subsidiary in an aggregate amount not to exceed Five Hundred Thousand Dollars ($500,000) at any time;

(h)

all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect the Company or a Subsidiary against fluctuation in interest rates, currency exchange rates or commodity prices in an amount not to exceed One Million Dollars ($1,000,000) at any time;

(i)	Indebtedness relating to the financing of insurance premiums in an amount not to exceed One Hundred Thousand Dollars ($100,000) at any time;

(j)

Indebtedness in respect of letters of credit, bank guarantees and similar instruments issued for the account of the Company or any Subsidiary in the ordinary course of business in an aggregate amount not to exceed Five Hundred Thousand Dollars ($500,000) at any time;

(k)	Indebtedness under a Permitted Senior Credit Facility in an aggregate principal amount not to exceed Twenty-Five Million Dollars ($25,000,000) at any time;

(l)	on and after the date a Revenue Trigger Event has occurred, Indebtedness under an ABL facility in an aggregate principal amount not to exceed Fifteen Million Dollars ($15,000,000) at any time;

(m)

(i) Indebtedness of the Company or any of its Subsidiaries in the form of earn-outs, indemnification, incentive, non-compete, consulting or other similar arrangements and other contingent obligations in respect of any Permitted Acquisitions or any other Investments permitted by Section 6.01(a)(v) (both before and after any liability associated therewith becomes fixed), but, in any case, not excess of Five Million Dollars ($5,000,000) in the aggregate, and (ii) Indebtedness incurred by the Company or any of its Subsidiaries arising from agreements providing for indemnification and/or purchase price adjustment obligations related to sales of goods or adjustment of purchase price or similar obligations in any case incurred in connection with the Disposition of any business, assets or Subsidiary;

(n)	Guarantees by the Company or any Subsidiary in respect of Indebtedness of the Company or any Subsidiary otherwise permitted under Section 6(a)(iii);

(o)	other unsecured Indebtedness not to exceed One Million Dollars ($1,000,000) at any time; and

(p)

extensions, re-financings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (o) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose materially more burdensome terms upon the Company, or its Subsidiary, as the case may be.

“Permitted Investment” means:

(a)	Investments disclosed on the Disclosure Schedule;

(b)

Investments consisting of cash and Cash Equivalents and any other Investments permitted by the Company’s investment policy, as amended from time to time; provided, that such investment policy (and any such amendment thereto) has been approved in writing by Agent;

(c)	Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

(d)	Investments consisting of deposit accounts;

(e)	Investments in connection with Transfers permitted by Section 6(a)(i);

(f)

Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of the Company or its Subsidiaries pursuant to employee stock purchase plans or agreements approved by the Company’s Board of Directors; not to exceed Five Hundred Thousand Dollars ($500,000) in the aggregate for (i) and (ii) in any fiscal year;

(g)

Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(h)	Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business;

(i)

non-cash Investments in joint ventures or strategic alliances in the ordinary course of the Company’s business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support;

(j)

Investments (i) by any Subsidiary that is not a Note Party in the Company or any other Subsidiary, (ii) by any Note Party in any other Note Party, and (iii) by any Note Party in any Subsidiary that is not a Note Party not to exceed Ten Million Dollars ($10,000,000) at any time;

(k)	the formation of new Subsidiaries after the Closing Date, and that execute joinders to the Guaranty,

(l)	Investments held by any Person acquired in any Permitted Acquisition at the time of such Permitted Acquisition (and not acquired in contemplation of the Permitted Acquisition);

(m)	Investments represented by swap agreements permitted under clause (h) of the definition of “Permitted Indebtedness;” and

(n)	other Investments not to exceed Five Hundred Thousand Dollars ($500,000) in any fiscal year.

“Permitted Licenses” means (a) licenses of over-the-counter software that are commercially available to the public, (b) leases, subleases, licenses or sublicenses of personal property, and (c) licenses for the use of the intellectual property of the Company or any of its Subsidiaries; provided, that, with respect to each such license described in this clause (c), (i) no Event of Default has occurred or is continuing at the time of such license; and (ii) the license constitutes an arms-length transaction.

“Permitted Lien” means:

(a)	Liens arising under this Agreement and the other Transaction Documents; and

(b)

banker’s Liens, rights of setoff and Liens in favor of financial institutions incurred in the ordinary course of business arising in connection with the Company’s deposit accounts or securities accounts held at such institutions solely to secure payment of fees and similar costs and expenses.

“Permitted Senior Credit Facility” means a senior secured credit facility containing terms, in the reasonable judgment of the Holder, substantially similar to those in the Oxford Loan.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Prepayment Amount” shall have the meaning set forth in Section 2(d).

“Prepayment Date” shall have the meaning set forth in Section 2(d).

“Prepayment Notice” shall have the meaning set forth in Section 2(d).

“Prepayment Notice Date” shall have the meaning set forth in Section 2(d).

“Prepayment Percentage” means: (i) if the Prepayment Date is on or prior to the two (2)-year anniversary of the Original Issue Date, one hundred percent (100%) and (ii) if the Prepayment Date is after the two (2)-year anniversary of the Original Issue Date, sixty-six and two-thirds percent (66.67%).

“Prepayment Period” shall have the meaning set forth in Section 2(d).

“Prepayment Premium” means the amount equal to the Make-Whole Amount multiplied by the Prepayment Percentage.

“Principal Market” means the Nasdaq Global Select Market or such other Trading Market where the Common Stock is then listed or quoted.

“Purchase Agreement” means the Securities Purchase Agreement, dated as of October 12, 2021, among the Company and the purchasers signatory thereto (including the original the Holder), as amended, modified or supplemented from time to time in accordance with its terms.

“Reference Property” shall have the meaning set forth in Section 5(g).

“Reference Property Unit” shall have the meaning set forth in Section 5(g).

“Registration Rights Agreement” shall have the meaning set forth in the Purchase Agreement.

“Required Reserve Amount” shall have the meaning set forth in Section 6(e)(i).

“Revenue Trigger Event” means at any time after the Closing Date, the gross revenue of the Company (recognized in accordance with IFRS) is equal to or greater than Ten Million Dollars ($10,000,000) in any Calendar Quarter for two consecutive Calendar Quarters.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading. If the Common Stock is not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means a Subsidiary of the Company that is a “significant subsidiary” as defined in Article 1, Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Spin-Off” shall have the meaning set forth in Section 5(c)(ii).

“Spin-Off Valuation Period” shall have the meaning set forth in Section 5(c)(ii).

“Successor Entity” shall have the meaning set forth in Section 5(g).

“Swiss Agent” shall mean UBS AG, or a successor Swiss bank appointed by the Company that fulfils the requirements of this Note.

“Tax” or “Taxes” means all present and future taxes, stamp duty and other duties, levies, imposts, deductions, charges and withholdings whatsoever together with interest thereon and penalties with respect thereto, if any, and any payments made on or in respect thereof.

“Tender/Exchange Offer Expiration Date” shall have the meaning set forth in Section 5(e).

“Tender/Exchange Offer Expiration Time” shall have the meaning set forth in Section 5(e).

“Tender/Exchange Offer Valuation Period” shall have the meaning set forth in Section 5(e).

“Trading Day” means a day on which (x) there is no Market Disruption Event and (y) trading in the Common Stock generally occurs on the principal Trading Market, except that if the Common Stock is not so listed or admitted for trading, “Trading Day” means a Business Day.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange, or the Principal Market (or any successor to any of the foregoing). For the avoidance of doubt, the SIX Swiss Exchange is not a Trading Market.

“Transaction Documents” shall have the meaning set forth in the Purchase Agreement.

“Transfer” shall have the meaning set forth in Section 6(a)(i).

“Transfer Agent” means American Stock Transfer & Trust Company, LLC and any successor transfer agent of the Company.

“Voluntary Conversion Date” shall have the meaning set forth in Section 4(a)(i).

“VWAP” means, for any Trading Day, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such Trading Day (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported under the heading “Bloomberg VWAP” on Bloomberg page “OBSV.US <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. (local time in New York City, New York) to 4:00 p.m. (local time in New York City, New York)), or (b) if such volume-weighted average price is unavailable, the fair market value of a share of Common Stock as of such Trading Day as determined by a nationally recognized independent investment banking firm selected in good faith by the Company, the reasonable fees and reasonable out-of-pocket expenses of which shall be paid by the Company. “VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular session trading hours.

ARTICLE II.Principal and Interest Payments; Prepayment.

(a) Repayment. Any and all unpaid principal, accrued and unpaid interest and other amounts due and payable in respect of this Note shall be due and payable in full on the Maturity Date. This Note may only be prepaid in accordance with Section 2(d).

(b) Payment of Interest in Cash. The Company shall pay interest to the Holder on the aggregate principal amount of this Note outstanding from time to time at the Applicable Interest Rate, payable monthly in arrears as of the last Business Day of each calendar month (commencing on the Original Issue Date) and on the Maturity Date, in cash (by wire transfer of immediately available funds to the account of the Holder).

(c) Interest Calculations. Interest shall be calculated on the basis of a three hundred sixty (360)-day year consisting of twelve 30-day months and the actual number of days elapsed and shall accrue daily (but without compounding) commencing on the Original Issue Date until payment in full of the outstanding principal (including, for the avoidance of doubt, any original issue discount), together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made. Interest hereunder will be paid to the Person in whose name this Note is registered on the records of the Company regarding registration and Transfers of this Note (the “Note Register”) or such Person’s designee identified to the Company in writing.

(d) Prepayment at the Option of the Company. Subject to the provisions of this Section 2(d) and Section 4.16 of the Purchase Agreement, at any time on or after the one (1)-year anniversary of the Original Issue Date of this Note, the Company may, provided that the Equity Conditions are satisfied (subject to the proviso below), deliver a notice to the Holder (a “Prepayment Notice” and the date such notice is deemed delivered hereunder, the “Prepayment Notice Date”) of its irrevocable election to prepay all, but not less than all, of the then outstanding principal amount of this Note (including, for the avoidance of doubt, any original issue discount) for cash in an amount equal to the entire outstanding principal amount of this Note, all accrued and unpaid interest hereunder, the applicable Prepayment Premium and all other amounts due and payable hereunder (the “Prepayment Amount”) on the thirtieth (30th) Trading Day following the Prepayment Notice Date (such date, the “Prepayment Date”, such thirty (30) Trading Day period, the “Prepayment Period”); provided, that if this Note is not In-the-Money on the Trading Day immediately preceding the Prepayment Notice Date, then only clauses (b), (e) and (f) of the definition of “Equity Conditions” shall be required to be satisfied on the Prepayment Notice Date and during the Prepayment Period. And, for the avoidance of doubt, when this Note is In-the-Money all Equity Conditions must be satisfied. The Prepayment Amount shall be due and payable in full in cash (by wire transfer of immediately available funds to the account of the Holder) on the Prepayment Date. Notwithstanding the foregoing, if the Equity Conditions cease to be satisfied on any Trading Day during the Prepayment Period (subject to the proviso below), then, at the option of the Holder, the Prepayment Notice may be deemed void ab initio, withdrawn and of no force and effect; provided, that, if this Note is not In-the-Money on the Trading Day immediately preceding the Prepayment Notice Date, then only clauses (b), (e) and (f) of the definition of “Equity Conditions” shall be required to be satisfied during the Prepayment Period.

The Company covenants and agrees that it will honor all Notices of Conversion tendered by the Holder at any time, and from the time, after the delivery of the Prepayment Notice through the date all amounts owing thereon are due and paid in full. The Company will, concurrently with the delivery of the Prepayment Notice to the Holder, publicly announce its intention to prepay this Note by means of a press release in compliance with the applicable rules of the SIX Swiss Exchange and filing of a Report of a Foreign Private Issuer on Form 6-K filed with the Commission. If any portion of Prepayment Amount shall not be paid by the Company by the Prepayment Date, interest shall accrue thereon at an interest rate equal to the lesser of twelve and one-half percent (12.5%) per annum or the maximum rate permitted by applicable law until such amount is paid in full. Notwithstanding anything herein contained to the contrary, if any portion of the Prepayment Amount remains unpaid after the Prepayment Date (other than as otherwise converted at the election of the Holder) then the Holder may elect, by written notice to the Company given at any time thereafter, to invalidate such prepayment, ab initio, solely with respect to the portions of the Prepayment Amount not paid. For the avoidance of doubt, the Holder may elect to convert all or a portion of the outstanding principal amount of this Note, at any time, and from time to time, pursuant to Section 4 prior to actual payment in cash of the Prepayment Amount under this Section 2(d) by the delivery of a Notice of Conversion to the Company.

ARTICLE III.Registration of Transfers and Exchanges.

(a) Different Denominations. This Note is exchangeable for an equal aggregate principal amount of Notes of different denominations, as requested by the Holder surrendering the same. No service charge will be payable for such registration of Transfer or exchange.

(b) Investment Representations. This Note has been issued subject to certain investment representations of the original the Holder set forth in the Purchase Agreement and may be Transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations.

(c) Reliance on Note Register. Prior to due presentment for Transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

ARTICLE IV. Conversion; Delivery of Conversion Shares.

(a) Conversion.

(i) Voluntary Conversion. Commencing on the Original Issue Date, and thereafter from time to time until this Note is no longer outstanding, this Note shall be convertible, in whole or in part, into shares of Common Stock at the option of the Holder, subject to the conversion limitations set forth in Section 4(g) and Section 4(i), plus cash in lieu of any fractional share. The Holder shall effect conversions by delivering to the Company and to the Swiss Agent a Notice of Conversion, the form of which is attached hereto as Annex A (each, a “Notice of Conversion”), specifying therein the principal amount of this Note to be converted and the date on which such conversion shall be effected (such date, the “Voluntary Conversion Date”). To the extent practicable (as determined by the Holder in its sole discretion), the Holder shall endeavor to specify a Voluntary Conversion Date that is at least one (1) Business Day following the date such Notice of Conversion shall be deemed delivered hereunder; provided, however, that a Notice of Conversion may not specify a Voluntary Conversion Date that is more than five (5) Scheduled Trading Days following the date such Notice of Conversion is deemed delivered hereunder. If no Voluntary Conversion Date is specified in a Notice of Conversion, the Voluntary Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. To effect conversions hereunder, the Holder shall not be required to physically surrender this Note to the Company unless the entire principal amount of this Note has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note in an amount equal to the applicable principal amount so converted. The Holder and the Company shall maintain records showing the principal amount(s) converted and the date of such conversion(s). In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder, and any assignee by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note may be less than the amount stated on the face hereof.

(ii) Mandatory Conversion. Subject to Section 4.17 of the Purchase Agreement, if a Mandatory Conversion Event occurs, then until no later than three (3) Trading Days following the occurrence of such Mandatory Conversion Event, the Company shall have the option to require the entire unpaid principal amount of this Note to automatically be converted as of 5:00 p.m. (local time in New York City, New York) on the thirtieth (30th) Trading Day (the “Mandatory Conversion Date”) following the delivery to the Holders and the Swiss Agent of written notice accompanied by a Notice of Conversion attached hereto as Annex A (a “Mandatory Conversion Notice” and the date the Company delivers the Mandatory Conversion Notice, the “Mandatory Conversion Notice Date”).

(iii) Form of Notice to the Swiss Agent. Notwithstanding anything contained herein to the contrary, any Notice of Conversion to be notified to the Swiss Agent shall be submitted by email as a PDF document to the recipients as indicated in Annex B, or such other recipients as the Company may notify to the Holder in writing from time to time.

(iv) Equity Conditions. Notwithstanding anything contained herein to the contrary, the Equity Conditions must be satisfied on the Mandatory Conversion Notice Date and on each and every Trading Day during the period from (and including) the Mandatory Conversion Notice Date until (and including) the Mandatory Conversion Date. If the Equity Conditions cease to be satisfied at any time during such period, the Mandatory Conversion shall, at the option of the Holder, be deemed void ab initio, withdrawn and of no force and effect. If this Note is converted pursuant to Section 4(a)(ii), then, subject to and so long as the requirements under Section 4(b)(ii) have been complied with, all Conversion Shares shall be issued without the legend set forth under Section 4.2(b) of the Purchase Agreement.

(v) Conversion Price. The conversion price shall be equal to $3.20, subject to adjustment as provided herein (the “Conversion Price”).

(vi) Conversion Shares Deliverable Upon Conversion of Principal Amount. The number of Conversion Shares to be delivered upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Note to be converted by (y) the Conversion Price in effect on the applicable Conversion Date.

(b) Delivery of Conversion Shares; Payment of Accrued and Unpaid Interest.

(i) Issuance / Delivery Mechanics. The Company shall be entitled to determine if Conversion Shares to be delivered are to be newly issued shares of Common Stock or existing shares of Common Stock held in treasury by the Company directly or through Subsidiaries. To ensure the due issuance of newly issued Conversion Shares, the Company shall maintain, for the duration of this Note, an arrangement with the Swiss Agent, whereby the Swiss Agent agrees to act as the Swiss bank processing conversion notices pursuant to Article 653e of the Swiss Code of Obligations. Upon receipt of a Notice of Conversion, the Company shall be entitled to instruct the Swiss Agent as to the number of Conversion Shares to be issued (which number may be lower than the number of Conversion Shares appearing on the Notice of Conversion); provided, however, that the Company shall remain required to deliver all applicable Conversion Shares in accordance with Section 4(b)(ii). The Company shall cause the Swiss Agent to issue to the Company a confirmation with respect to any Conversion Shares that are to be newly issued shares of Common Stock per the Company’s election.

(ii) Delivery of Conversion Shares. The Company shall deliver all applicable Conversion Shares to the Holder no later than three (3) Business Days after the applicable Conversion Date (such date required for delivery, the “Delivery Date”); provided, however, the Company will endeavor to cause the Swiss Agent and the Transfer Agent to process conversions expeditiously to enable the delivery of Conversion Shares within two (2) Business Days after the applicable Conversion Date. Subject to (w) delivery of an appropriate opinion of counsel reasonably satisfactory to the Transfer Agent, (x) delivery by Holder of any representation letters and other certificates, agreements and documents reasonably requested by and reasonably satisfactory to the Transfer Agent and/or the Company, Company’s counsel or the Holder’s counsel providing such opinion pursuant to this Section 4(b)(ii), (y) when applicable, the Transfer Agent allowing the issuance of a “restricted security” (as defined in Rule 144) simultaneously with the removal of the legend set forth under Section 4.2(b) of the Purchase Agreement and (z) each applicable Purchaser confirming agreement with the provisions set forth in Section 4.2(d) of the Purchase Agreement, certificates evidencing any Conversion Shares upon conversion of this Note shall be issued without the legend set forth under Section 4.2(b) of the Purchase Agreement, (i) while a registration statement (including any Registration Statement) covering the resale of such Conversion Shares is effective under the Securities Act, (ii) following any sale of such Conversion Shares pursuant to Rule 144, (iii) if such Conversion Shares are eligible for sale under Rule 144 without restriction, or (iv) following any sale of such Conversion Shares in a transaction complying with Rule 904 of Regulation S promulgated by the Commission. In connection with the foregoing, the Company shall cause its counsel to issue a legal opinion to the Transfer Agent, or in lieu thereof may authorize the Transfer Agent to accept a legal opinion of counsel to the Holder as contemplated by clause (w) of this Section 4(b)(ii), promptly after the Effective Date if such opinion is required by the Transfer Agent to effect the removal of the legend hereunder. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4 or Section 4.2 of the Purchase Agreement. Certificates for Conversion Shares subject to simultaneous issuance and legend removal as permitted by this Section 4(b)(ii) shall be transmitted by the Transfer Agent to the Holder (or transferee, as appliable) by crediting the account of the Holder’s (or transferee’s, as applicable) prime broker with the DTC system as directed by the Holder by the Delivery Date. In connection with the delivery of an opinion pursuant to this Section 4(b)(ii) by the Company’s counsel or the Holder’s counsel, as applicable, the Company and the Holder shall provide such representation letters, and other certificates, documents and agreements to the Company, the Transfer Agent, the Company’s counsel or the Holder’s counsel as any such party may reasonably request. For the avoidance of doubt, the Holder is under no obligation to cause their legal counsel to provide any such opinions (although they will use their commercially reasonable efforts to do so).

(iii) Payment of Accrued and Unpaid Interest. Upon conversion of any portion of this Note, accrued and unpaid interest on such converted portion to, but excluding, the applicable Conversion Date will be paid in cash to be delivered on or before the related Delivery Date.

(c) Obligation Absolute. The Company’s obligation to issue and deliver Conversion Shares in accordance with the terms hereof is absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder. The Company may not refuse to deliver any Conversion Shares required to be delivered hereunder based on any claim that the Holder or anyone associated or Affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to the Holder, shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of one hundred fifty percent (150%) of the outstanding principal amount of this Note, which is subject to the injunction, which bond shall remain in effect until the completion of litigation of the underlying dispute and the proceeds of which shall be payable to the Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall deliver Conversion Shares required to be delivered hereunder in accordance with the terms hereof. Nothing herein shall limit the Holder’s right to pursue actual damages or declare an Event of Default pursuant to the terms hereof for the Company’s failure to deliver Conversion Shares within the applicable period specified in this Note and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(d) Compensation for Buy-In on Failure to Timely Deliver Conversion Shares. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such Conversion Shares that the Company is obligated to deliver to the Holder by the Delivery Date pursuant to Section 4(b), and if after such Delivery Date the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the holder of the Conversion Shares that the Holder anticipated receiving from the Company and was entitled to receive upon the conversion relating to such Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue, multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Note in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been delivered if the Company had timely complied with its delivery requirements under Section 4(b). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Note with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion Shares upon conversion of this Note as required pursuant to the terms hereof.

(e) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued under this Note. As to any fraction of a share which the Holder would otherwise be entitled, the Company shall pay a cash adjustment in respect of such fraction of a share in an amount equal to such fraction multiplied by the Conversion Price.

(f) Transfer Taxes and Expenses. The issuance of Conversion Shares shall be made without charge to the Holder hereof for any documentary stamp or similar Taxes that may be payable in respect of the issue or delivery of such Conversion Shares, other than any Tax that may be payable as a result of any the Holder requesting any Conversion Share to be delivered to or registered in the name of a person other than the Holder. The Company shall pay all Transfer Agent fees required for processing of any issuance of Conversion Shares and all fees to DTC (or another established clearing corporation performing similar functions) required for same-day electronic delivery of Conversion Shares.

(g) Beneficial Ownership Limitation for Conversion Shares. The Company shall not effect any conversion of this Note, and the Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth in the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted principal amount of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties; or (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Notes) beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 4(g), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 4(g) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which principal amount of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any Affiliates or Attribution Parties) and which principal amount of this Note is convertible, subject to the Beneficial

Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4(g), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of the Holder, the Company shall within two (2) Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. For purposes of determining beneficial ownership pursuant to this Section 4(g), the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be two and nine-tenths percent (2.9%) of the number of shares of the Common Stock outstanding immediately after giving effect to the applicable issuance of shares of Common Stock issuable upon conversion of this Note held by the Holder. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 4(g) provided, that the Beneficial Ownership Limitation in no event exceeds nine and nine-tenths percent (9.9%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Note held by the Holder and the Beneficial Ownership Limitation provisions of this Section 4(g) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(g) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(h) Holder of Record of Conversion Shares. The Person in whose name any Conversion Share is issuable or deliverable upon conversion of this Note will be deemed for all corporate purposes to hold such share as of the Close of Business on the date of receipt by such Person of the Conversion Shares for such conversion.

(i) Shareholder Approval. Notwithstanding any provision to the contrary, unless and until the Company obtains the requisite approval from its shareholders in accordance with Nasdaq Listing Rule 5635 (or any applicable successor provision) to issue a number of shares of Common Stock in excess of 19.99% of the Common Stock outstanding on the Original Issue Date (the “Conversion Share Cap”) pursuant to the Notes (such approval, the “Conversion Approval”), the number of shares of Common Stock deliverable upon conversion of the Notes will be subject to the Conversion Share Cap and the Company shall not be required to issue any Conversion Shares to the Holder in excess of the Conversion Share Cap until the Conversion Approval has been obtained.

ARTICLE V.Certain Adjustments.

(a) Stock Dividends, Splits and Combinations. If the Company issues solely shares of Common Stock as a dividend or distribution on all or substantially all shares of the Common Stock, or if the Company effects a stock split or a stock combination of the Common Stock (in each case excluding an issuance solely pursuant to a Common Stock Change Event, as to which Section 5(g) will apply), then the Conversion Price will be adjusted based on the following formula:

CP1 = CP0 ×	OS0
OS1

where:

CP0	=	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such stock split or stock combination, as applicable;
CP1	=	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date or the Open of Business on such effective date, as applicable;
OS0	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date or effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and
OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

In no event will any adjustment pursuant to this Section 5(a) result in an upward adjustment to the Conversion Price except in the case of a stock combination and pursuant to the immediately following paragraph.

If any dividend, distribution, stock split or stock combination of the type described in this Section 5(a) is declared or announced, but not so paid or made, then the Conversion Price will be readjusted, effective as of the date the Company determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the Conversion Price that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(b) Rights, Options and Warrants. If the Company or a third party with the express written agreement of the Company distributes, to all or substantially all holders of Common Stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which the provisions set forth in Sections5(c)(i) and Section 5(f)(iii) will apply) entitling such holders, for a period of not more than sixty (60) calendar days after the record date of such distribution, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Price will be based on the following formula:

CP1 = CP0 ×	OS+Y
OS+X

where:

CP0	=	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CP1	=	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date;

OS	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date;

X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y	=	a number of shares of Common Stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced.

To the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of delivery of only the number of shares of Common Stock actually delivered upon exercise of such rights, option or warrants. To the extent such rights, options or warrants are not so distributed, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the Ex-Dividend Date for the distribution of such rights, options or warrants not occurred. In no event will any adjustment pursuant to this Section 5(b) result in an upward adjustment to the Conversion Price except pursuant to the immediately following paragraph.

For purposes of this Section 5(b), in determining whether any rights, options or warrants entitle holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date of the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Company in good faith.

(c) Spin-Offs and Other Distributed Property.

(i)

Distributions Other than Spin-Offs. If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other assets or property of the Company, or rights, options or warrants to acquire Capital Stock of the Company or other securities, to all or substantially all holders of the Common Stock, excluding:

(1)

dividends, distributions, rights, options or warrants for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5(f)(iv)) pursuant to Section 5(a) or Section 5(b);

(2)	dividends or distributions paid exclusively in cash for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5(f)(iv)) pursuant to Section 5(d);

(3)	rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided in Section 5(f)(iii); or

(4)	Spin-Offs for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5(f)(iv)) pursuant to Section 5(c)(ii); and

(5)	a distribution solely pursuant to a Common Stock Change Event, as to which Section 5(g) will apply,
then	the Conversion Price will be decreased based on the following formula:

CP1 = CP0 ×	SP – FMV
SP

where:

CP0 =	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CP1 =	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date;

SP =	the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before such Ex-Dividend Date; and

FMV =

the fair market value (as determined by the Company in good faith), as of such Ex-Dividend Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of Common Stock pursuant to such distribution;

provided, however, that if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Price, the Holder will, to the extent possible, participate in such distribution, at the same time and on the same terms as holders of Common Stock and without converting any Notes, as if the Holder held, on the record date for such distribution, a number of Conversion Shares that would have been issuable upon conversion of the total outstanding principal amount of Notes held by the Holder as of such record date assuming such outstanding principal amount were converted with a Conversion Date occurring on such record date (provided, however, to the extent that the Holder’s right to participate in any such distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such distribution to such extent (or beneficial ownership of such shares of Common Stock as a result of such distribution to such extent) and such distribution to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

In no event will any adjustment pursuant to this Section 5(c)(i) result in an upward adjustment to the Conversion Price except pursuant to the immediately following paragraph.

To the extent such distribution is not so paid or made, or such rights, options or warrants are not exercised before their expiration (including as a result of being redeemed or terminated), the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid or on the basis of the distribution of only such rights, options or warrants, if any, that were actually exercised, if at all.

(ii) Spin-Offs. If the Company or a third party with the express written agreement of the Company distributes or dividends shares of Capital Stock of any class or series, or similar equity interest, of or relating to an Affiliate, a Subsidiary or other business unit of the Company to all or substantially all holders of the Common Stock (other than solely pursuant to a Common Stock Change Event, as to which Section 5(g) will apply), and such Capital Stock or equity interest is listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “Spin-Off”), then the Conversion Price will be decreased based on the following formula:

CP1 = CP0 ×	SP
FMV + SP

where:

CP0 =	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such Spin-Off;
CP1 =	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date;
FMV =

the product of (x) the average of the Last Reported Sale Prices per share or unit of the Capital Stock or equity interests distributed in such Spin-Off over the 10 consecutive Trading Day period (the “Spin-Off Valuation Period”) beginning on, and including, such Ex-Dividend Date (such average to be determined as if references to Common Stock in the definitions of Last Reported Sale Price and Trading Day were instead references to such Capital Stock or equity interests); and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Spin-Off; and

78

SP =	the average of the Last Reported Sale Prices per share of Common Stock for each Trading Day in the Spin-Off Valuation Period.

The adjustment to the Conversion Price pursuant to this Section 5(c)(ii) will be calculated as of the Close of Business on the last Trading Day of the Spin-Off Valuation Period but will be given effect immediately after the Open of Business on the Ex-Dividend Date for the Spin-Off, with retroactive effect. If this Note is exercised and the Conversion Date occurs during the Spin-Off Valuation Period, then, notwithstanding anything to the contrary in this Note, the Holder shall have the option (i) to delay the settlement of such exercise until the third Trading Day after the last day of the Spin-Off Valuation Period and (ii) effect such conversion using the unadjusted Conversion Price.

In no event will any adjustment pursuant to this Section 5(c)(ii) result in an upward adjustment to the Conversion Price except pursuant to the immediately following paragraph.

To the extent any dividend or distribution of the type set forth in this Section 5(c)(ii) is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(d) Cash Dividends, Repayment of Paid-in Capital or Distributions. If any cash dividend, repayment of paid-in-capital in cash or cash distribution is made to all or substantially all holders of Common Stock, then the Conversion Price will be decreased based on the following formula:

CP1 = CP0 ×	SP – D
SP

where:

CP0 =	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend, repayment of paid-in-capital or distribution;

CP1 =	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date;

SP =	the Last Reported Sale Price per share of Common Stock on the Trading Day immediately before such Ex-Dividend Date; and

D =	the cash amount distributed per share of Common Stock in such dividend, repayment of paid-in-capital or distribution;

provided, however, that if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Price, the Holder will participate in such dividend, repayment of paid-in-capital or distribution, at the same time and on the same terms as holders of Common Stock and without converting the Note, as if the Holder held, on the record date for such dividend or distribution, a number of Conversion Shares that would have been issuable upon conversion of the total outstanding principal amount of the Note held by the Holder as of such record date assuming such outstanding principal amount were converted with a Conversion Date occurring on such record date.

In no event will any adjustment pursuant to this Section 5(d) result in an upward adjustment to the Conversion Price except pursuant to the immediately following paragraph.

To the extent such dividend, repayment of paid-in-capital or distribution is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend, repayment of paid-in-capital or distribution, if any, actually made or paid.

(e) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of Common Stock, and the value (determined as of the time such tender or exchange offer expires (the “Tender/Exchange Offer Expiration Time”) by the Company in good faith) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Last Reported Sale Price per share of Common Stock on the Trading Day immediately after the last date (the “Tender/Exchange Offer Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Price will be decreased based on the following formula:

CP1 = CP0 ×	OS0 × SP
AC + (SP × OS1)

where:

CP0 =	the Conversion Price in effect immediately before the Tender/Exchange Offer Expiration Time;

CP1 =	the Conversion Price in effect immediately after the Tender/Exchange Offer Expiration Time;

AC =

the aggregate value (determined as of the Tender/Exchange Offer Expiration Time by the Company in good faith) of all cash and other consideration paid for shares of Common Stock purchased in such tender or exchange offer;

OS0 =

the number of shares of Common Stock outstanding immediately before the Tender/Exchange Offer Expiration Time (before giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS1

= the number of shares of Common Stock outstanding immediately after the Tender/Exchange Offer Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer); and

SP =

the average of the Last Reported Sale Prices per of Common Stock over the 10 consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Tender/Exchange Offer Expiration Date;

provided, however, that the Conversion Price will in no event be adjusted upwards pursuant to this Section 5(e), except to the extent provided in the immediately following paragraph. The adjustment to the Conversion Price pursuant to this Section 5(e) will be calculated as of the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period but will be given effect immediately after the Tender/Exchange Offer Expiration Time, with retroactive effect. If this Note is converted and the Conversion Date occurs during the Tender/Exchange Offer Valuation Period, then, notwithstanding anything to the contrary in this Note, the Company will, if necessary, delay the settlement of such exercise until the third Trading Day after the last day of the Tender/Exchange Offer Valuation Period.

To the extent such tender or exchange offer is announced but not consummated (including as a result of the Company being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(f) No Adjustment in Certain Cases.

(i) Where the Holders Participate in the Transaction or Event Without Conversion. Notwithstanding anything to the contrary in Section 5, the Company will not be obligated to adjust the Conversion Price on account of a transaction or other event otherwise requiring an adjustment pursuant to clauses (b) through (d) of this Section 5 if the

Holder participates, at the same time and on the same terms as holders of Common Stock, in such transaction or event without having to convert the Holder’s Note, as if the Holder held, on the record date for such transaction or event, a number of Conversion Shares that would have been issuable upon conversion of the total outstanding principal amount of the Note held by the Holder as of such record date assuming such outstanding principal amount were converted with a Conversion Date occurring on such record date.

(ii) Conversion Rate Adjustments where Converting Holders Participate in the Relevant Transaction or Event. Notwithstanding anything to the contrary, if (1) a Conversion Price adjustment for any dividend or distribution becomes effective on any Ex-Dividend Date pursuant to clauses (a) through (e) of this Section 5; (2) any portion of this Note is to be converted; (3) the Conversion Date for such conversion occurs on or after such Ex-Dividend Date and on or before the related record date; (4) the Conversion Shares due upon such conversion are calculated based on a Conversion Price that is adjusted for such dividend or distribution; and (5) such shares would be entitled to participate in such dividend or distribution (including pursuant to Section 4(h)), then (x) such Conversion Price adjustment will not be given effect for such conversion; and (y) the Conversion Shares issuable upon such conversion based on such unadjusted Conversion Price will be entitled to participate in such dividend or distribution.

(iii) Stockholder Rights Plans. If any Conversion Shares are to be delivered upon conversion of this Note and, at the time of such conversion, the Company has in effect any stockholder rights plan, then the Holder will be entitled to receive, in addition to, and concurrently with the delivery of, the Conversion Shares otherwise payable hereunder upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from the Common Stock at such time, in which case, and only in such case, the Conversion Price will be adjusted pursuant to Section 5(c)(i) on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in such Section to all holders of the Common Stock, subject to readjustment in accordance with such Section if such rights expire, terminate or are redeemed.

(iv) Adjustment Deferral. If an adjustment to the Conversion Rate otherwise required by clauses (a) through (e) of this Section 5 would result in a change of less than one percent (1%) to the Conversion Price, then, notwithstanding anything to the contrary, the Company may, at its election, defer such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest of the following: (i) when all such deferred adjustments would result in a change of at least one percent (1%) to the Conversion Price; and (ii) the Conversion Date of any portion of this Note.

(v) Minimum Par Value. Notwithstanding anything herein to the contrary, if the Conversion Price would fall below the par value of a share of Common Stock, the Conversion Price shall be adjusted to the par value of such share of Common Stock and any remaining reduction of the Conversion Price resulting from such adjustment or from any further adjustment will be carried forward and only be applied if and to the extent the par value of the shares of Common Stock will be reduced.

(g) Fundamental Transaction. If, at any time while this Note is outstanding, the Company effects a Fundamental Transaction pursuant to which the Common Stock is exchanged for, converted into, or represents solely the right to receive any other securities, cash or other property (such transaction, a “Common Stock Change Event,” and such other securities, cash or property, the “Reference Property,” and the amount and kind of Reference Property that a holder of one share of Common Stock would be entitled to receive on account of such Fundamental Transaction (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “Reference Property Unit”), then, notwithstanding anything herein to the contrary, upon any conversion of this Note on or after the effective date of such Fundamental Transaction, each Conversion Share issuable hereunder will be payable hereunder in Reference Property determined in the same manner as if each reference to any number of shares of Common Stock herein (including in any definitions) were instead a reference to the same number of Reference Property Units. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the composition of the Reference Property Unit will be deemed to be the types and amounts of consideration actually received, per share of Common Stock, by the holders of Common Stock. The Company shall, if applicable, cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(g) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder of this Note, deliver to the Holder in exchange for this Note a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Note which is convertible for a corresponding number of Reference Property Units within five (5) Business Days of such Fundamental Transaction. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall, if applicable, succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. For the avoidance of doubt, nothing in this Section 5(g) shall be deemed implied consent to any Fundamental Transaction otherwise prohibited by the Transaction Documents.

(h) Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Company) issued and outstanding.

(i) Notice to the Holder.

(i) Notice of Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5, the Company shall promptly deliver to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Conversion by the Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of Capital Stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any Fundamental Transaction, Change of Control Transaction, consolidation or merger to which the Company is a party, any sale or Transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Note Register, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, Transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, Transfer or share exchange; provided, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K filed with the Commission. The Holder shall remain entitled to convert this Note during the twenty (20)-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

ARTICLE VI.Covenants.

(a) Until the later of: (i) less than Ten Million Dollars ($10,000,000) aggregate principal amount of Notes sold pursuant to the Purchase Agreement are outstanding and (ii) November 21, 2022, and unless the Agent shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries to, directly or indirectly:

(i) convey, sell, lease, transfer, assign, or otherwise dispose of (collectively, “Transfer”), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for: (A) Transfers of inventory in the ordinary course of business; (B) Transfers of worn out or obsolete equipment; (C) Transfers in connection with Permitted Liens, Permitted Investments and Permitted Licenses; (D) (i) Transfers between and among the Note Parties; (ii) Transfers from any Subsidiary that is not a Note Party to the Company or any other Subsidiary; and (iii) Transfers from any Note Party to any Subsidiary that is not a Note Party not to exceed Ten Million Dollars ($10,000,000) at any time; (E) payments of taxes and other dispositions and uses of cash and Cash Equivalents in connection with transactions that (1) are approved by the Board of Directors (to the extent Board of Directors’ approval is required by the Company’s policies or other organizational documents), (2) are in the ordinary course of business, and (3) not otherwise prohibited under this Note or the other Transaction Documents; (F) leases, subleases, licenses or sales of real property; (G) [reserved]; (H) any lapse, abandonment or other Transfer of intellectual property, that is in the reasonable business judgment of the Company, no longer used or useful in the conduct of its business or otherwise uneconomical to prosecute or maintain, in each case, with respect to all of the foregoing in the ordinary course of business; (I) Transfers of property to the extent that (1) such property is exchanged for credit against the purchase price of similar replacement property or (2) an amount equal to the net proceeds of such Transfer are promptly applied to the purchase price of such replacement property; (J) Transfers of accounts receivable that are more than 90 days past due in connection with the collection or compromise thereof (excluding factoring arrangements); (K) transactions permitted by Section 6(a)(ii); (L) the unwinding of swap agreements permitted under clause (h) of the definition of “Permitted Indebtedness;” (M) the compromise, settlement, release or surrender of a contract, tort or other litigation claim, arbitration or other disputes; and (N) other Transfers of property (but excluding intellectual property rights) having a book value not exceeding Five Hundred Thousand Dollars ($500,000) during any fiscal year;

(ii) merge, consolidate or consummate a Change of Control Transaction or permit any of its Subsidiaries to merge or consolidate with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the Capital Stock, shares or property of another Person, other than Permitted Acquisitions; provided, however, that (A) any Subsidiary may merge or be consolidated with or into the Company in a transaction in which the Company is the continuing or surviving Person; (B) any Subsidiary may merge or be consolidated with or into any other Subsidiary that is a Guarantor in a transaction in which the Guarantor is the continuing or surviving Person; and (C) any Subsidiary that is not a Note Party may merge or be consolidated with or into any other Subsidiary that is not a Note Party, and, in each case, as long as no Event of Default is occurring prior thereto or arises as a result therefrom;

(iii) create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness;

(iv) create, incur, allow, or suffer any Lien on any deposit accounts subject to the Account Pledge Agreement(s), except for Permitted Liens; and

(v) (A) pay any dividends (other than dividends payable solely in Capital Stock) or make any distribution or payment in respect of or redeem, retire or purchase any Capital Stock, other than:

repurchases pursuant to the terms of employee stock purchase plans, employee restricted stock agreements, stockholder rights plans, director or consultant stock option plans, or similar plans, provided such repurchases do not exceed One Hundred Thousand Dollars ($100,000) in the aggregate per fiscal year, dividends or distributions (a) by any Subsidiary to any Note Party, and (b) by any Subsidiary that is not a Note Party to any other Subsidiary that is not a Note Party,

in accordance with the Company’s historical business practice, purchases by the Company or any of its Subsidiaries consisting of subscriptions for Capital Stock of the Company or options to acquire Capital Stock of the Company at par value for the purpose of acquiring treasury stock in connection with a substantially concurrent issuance, or in anticipation of an issuance, of Capital Stock or convertible securities; provided, that such purchases under this clause (3) by the Company do not exceed Fifty Thousand Dollars ($50,000) in the aggregate for any one transaction or series of related transactions in any fiscal year, the Company may purchase, redeem, retire or otherwise acquire for value of Equity Interests (and any related stock appreciation rights, plans, equity incentive or achievement plans or any similar plans) in a person being acquired in any Permitted Acquisition in connection with such Permitted Acquisition, and the Company may purchase or pay cash in lieu of fractional shares of its Equity Interests, and the Company may make payments in connection with the retention of Equity Interests in payment of withholding taxes in connection with equity-based compensation plans to the extent that net share settlement arrangements are deemed to be repurchases, or directly or indirectly make any Investment other than Permitted Investments, or permit any of its Subsidiaries to do so.

(b) Minimum Cash. Until the later of: (i) less than Ten Million Dollars ($10,000,000) aggregate principal amount of Notes sold pursuant to the Purchase Agreement are outstanding, and (ii) until November 21, 2022, the Company shall at all times maintain on deposit in bank accounts subject to Account Control Agreements, an average three-day cash balance of not less than the Minimum Cash Amount then in effect. If the Company’s average three-day consolidated cash balance is less than the Minimum Cash Amount then in effect plus $3,500,000 at any time, then the Company shall promptly notify the Agent of the same and simultaneously publicly disclose such notice delivered to the Agent by filing a Form 6-K with the Commission. The Company shall cause the Agent to have view only access to its deposit account(s) subject to an Account Control Agreement in order to permit Agent, at its option, to monitor the Company’s cash balances in such account(s) and compliance with this Section 6(b).

(c) Compliance Certificate. The Company shall, not later than forty-five (45) days after the last day of each fiscal quarter, file with the Commission a Report of a Foreign Reporting Issuer on Form 6-K containing a summary of the Company’s results of operation and financial condition (including its annual revenue and cash on hand) for such fiscal year, and, in each case, deliver to the Holder a compliance certificate executed by the Company’s chief executive officer or chief financial officer stating that no Events of Default have occurred and are continuing since the date of the prior compliance certificate (or, in the case of the initial compliance certificate, the Original Issue Date), certifying that no new Subsidiaries have been formed or acquired since the date of the prior compliance certificate other than in compliance with the Transaction Documents (or, in the case of the initial compliance certificate, the Original Issue Date). Without the prior written consent of the Holder, such compliance certificate shall not contain any material non-public information and shall be derived from the information publicly available in the Company’s reports filed with the Commission or otherwise publicly available.

(d) Non-Circumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, Transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

(e) Reservation of Available Shares.

(i) The Company shall reserve out of its conditional capital (being a pool of unissued shares of Common Stock that are issued upon exercise of option rights or conversion of convertible instruments) a number of shares of Common Stock for this Note, which, when added to the number of shares of Common Stock held in treasury by the Company, directly or through its Subsidiaries, are at least equal to the maximum number of shares issuable as Conversion Shares assuming the conversion of the entire outstanding principal balance of this Note (the “Required Reserve Amount”).

(ii) If at any time while this Note remain outstanding the Company’s conditional capital is, when added to the shares of Common Stock held in treasury directly by the Company or through its Subsidiaries, insufficient to satisfy the Company’s obligation to maintain the Required Reserve Amount (an “Available Share Failure”), then the Company shall promptly take all action necessary to increase the Company’s conditional capital, and/or take action to issue additional shares of Common Stock, by procuring that such shares are issued out of the Company’s authorized share capital (being a pool of authorized but unissued shares of Common Stock), to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this Note then outstanding or otherwise. If the Company’s authorized capital for that purpose, the Company shall (A) convene a general meeting of shareholders to resolve on an amendment to the articles of association of the Company to increase the Company’s authorized share capital, (B) if this resolution is passed with the required majority, promptly request the recording of the amended articles of association in the Commercial register of the Swiss Canton of Geneva, and (C) issue new shares of Common Stock out of the Company’s authorized share capital within thirty (30) days of the amended articles of association being recorded in the Commercial register of the Swiss Canton of Geneva.

(f) Insurance. The Company will maintain (a) insurance with financially sound and reputable insurance companies in at least the amounts (and with only those deductibles) customarily maintained, and against such risks as are typically insured against, by Persons of comparable size engaged in the same or similar business as the Company; and (b) all worker’s compensation, employer’s liability insurance or similar insurance as may be required under the laws of any state or jurisdiction in which it may be engaged in business.

ARTICLE VII.[Reserved].

ARTICLE VIII.Events of Default.

(a) “Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any Governmental Authority):

(i) any default in the payment of principal owing to the Holder under this Note, as and when the same shall become due and payable;

(ii) any default in the payment of interest, liquidated damages and/or other amounts owing to the Holder under this Note, as and when the same shall become due and payable, in each case, which default continues for three (3) Trading Days;

(iii) the Company shall fail to observe or perform any other covenant or agreement contained in this Note (other than a breach by the Company of (x) its obligations to pay principal, interest, liquidated damages and/or other amounts owing to the Holder under this Note which breach is addressed in clauses (i) and (ii) above or (y) deliver Conversion Shares to the Holder pursuant to the terms of this Note which breach is addressed in clause (ix) below) which failure is not cured, if possible to cure, within the earlier to occur of fifteen (15) days after notice of such failure sent by the Holder to the Company; provided, that any failure to observe or perform any provision of Sections 6(a) or 6(b) shall be an immediate Event of Default hereunder without any grace period;

(iv) a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) or any material breach shall occur under any of the Transaction Documents, which failure is not cured, if possible to cure, within the grace period set forth in the applicable Transaction Document or, if no grace period is specified, within fifteen (15) days following notice of failure sent by the Holder to the Company;

(v) any representation or warranty made in this Note or any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other the Holder pursuant to the Transaction Documents shall be untrue or incorrect in any material respect as of the date when made or deemed made;

(vi) the Company or any Significant Subsidiary shall be subject to a Bankruptcy Event;

(vii) the Company or any Subsidiary shall default on any of its obligations under any Indebtedness that (A) involves an obligation greater than five hundred thousand dollars ($500,000), whether such Indebtedness now exists or shall hereafter be created and (B) that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; provided that this clause (vii) shall not apply to (x) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, (y) any Indebtedness assumed in connection with a Permitted Acquisition or any other Investment permitted under this Note to the extent repaid or repurchased substantially concurrently with the consummation of such Permitted Acquisition or Investment, or (z) any early payment requirement or unwinding or termination with respect to any swap agreement (other than any such payment requirement or termination resulting from a default by the Company or any Subsidiary);

(viii) (A) the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five (5) Trading Days, (B) the shares of Common Stock are suspended from trading or otherwise not listed or quoted for trading on a Trading Market for ten (10) Trading Days (which need not be consecutive) during any twelve (12)-month period, or (C) the shares of Common Stock are suspended from trading or otherwise not listed or quoted for trading on a Trading Market for five (5) consecutive Trading Days; provided, however, that for purposes of this clause (viii), any day on which there is a general suspension of trading on the Principal Market shall be disregarded;

(ix) the electronic Transfer by the Company of shares of Common Stock through DTC or another established clearing corporation is no longer available or is subject to a “chill” that lasts for more than five (5) Trading Days;

(x) the Company shall fail for any reason to deliver any Conversion Shares to the Holder on the applicable Delivery Date therefor, which default continues for three (3) Trading Days; provided, that if the Company fails to deliver any Conversion Shares to the Holder by the applicable Delivery Date therefor on more than three (3) occasions in any twelve (12) month period, then such failure shall be an immediate Event of Default without any grace period;

(xi) a judgment not covered by insurance in excess of five hundred thousand dollars ($500,000) is entered against the Company and, within sixty (60) days after entry thereof, such judgment is not discharged or satisfied or execution thereof stayed pending appeal, or within sixty (60) days after the expiration of any such stay, such judgment is not discharged or satisfied;

(xii) if any of the following occurs, (A) the U.S. Food and Drug Administration or any other Governmental Authority initiates an enforcement action against the Company or any of its Significant Subsidiaries that causes the Company or any such Significant Subsidiary to recall, withdraw, remove or discontinue marketing any of its products and such recall, withdraw, removal or discontinuation would reasonably be expected to have a Material Adverse Effect, (B) the U.S. Food and Drug Administration or any other Governmental Authority issues a warning letter to the Company or any of its Significant Subsidiaries with respect to any regulatory matter which would reasonably be expected, in the aggregate when considered with all other existing and effective warning letters, to have a Material Adverse Effect, (C) the Company or any of its Significant Subsidiaries conducts a mandated or voluntary recall which would reasonably be expected to result in aggregate liability and expense to the Company and its Significant Subsidiaries to have a Material Adverse Effect, or (D) the Company or any of its Subsidiaries enters into a settlement agreement with the U.S. Food and Drug Administration or any other Governmental Authority that results in aggregate payments in respect of or related to any single or related series of transactions, incidents or conditions, in excess of $1,000,000, or that would reasonably be expected to have a Material Adverse Effect;

(xiii) (A) any Registration Statement has not been declared effective by the Commission by the effectiveness deadline set forth in the Registration Rights Agreement, or (B) any such Registration Statement, after being declared effective, ceases to be effective or is otherwise unavailable for five (5) or more consecutive Trading Days or ten (10) or more Trading Days in any six (6) month period;

(xiv) the Company, any Subsidiary or any of their respective executive officers of the Company or any Subsidiary shall be indicted, convicted or have a judgment entered against it (including in a settled action) for any intentional or willful violation of state or federal laws applicable to the business of the Company and its Subsidiaries or any anti-fraud provisions of state or federal securities law;

(xv) an Available Share Failure continues for more than five (5) consecutive Trading Days;

(xvi) the occurrence of an “Event of Default” under any of the other Notes issued pursuant to the Purchase Agreement; and

(xvii) a Material Adverse Effect has occurred and is continuing.

(b) Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the outstanding principal amount of this Note, plus accrued but unpaid interest, liquidated damages, Prepayment Premium (it being understood that if this Note is accelerated prior to the one (1)-year anniversary of the Original Issue Date, then the Prepayment Premium shall be twenty-five percent (25%) of the outstanding principal amount) and other amounts owing in respect thereof through the date of acceleration, shall become, at the direction of the Holders of at least fifty and one-tenth percent (50.1%) of the outstanding principal amount of Notes, immediately due and payable in cash; provided, that such acceleration shall be automatic, without any notice or other action of the Holder required, in respect of an Event of Default occurring pursuant to clause (a)(vi) of Section 8(a). In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any notice, presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a Holder of the Note until such time, if any, as the Holder receives full payment pursuant to this Section 8(b). No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

ARTICLE IX.Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder shall be in writing and delivered personally, by facsimile, by email attachment, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number, email address, or address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 9(a). Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, by email attachment, or sent by a nationally recognized overnight courier service addressed to the Holder at the facsimile number or email address or address of the Holder appearing on the books of the Company, or if no such facsimile number or email attachment or address appears on the books of the Company, at the principal place of business of the Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment to the email address set forth on the signature pages attached hereto prior to 5:30 p.m. (local time in New York City, New York) (or such later time expressly specified elsewhere in this Note) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment to the email address set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (local time in New York City, New York) (or such later time expressly specified elsewhere in this Note) on any Trading Day, (iii) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given. In the event that the Company is required or otherwise deems it necessary or appropriate to deliver any notice to the Holder that contains material, non-public information, in lieu of delivering such notice to the Holder, the Company shall cause its outside legal counsel to deliver such notice the Holder’s outside legal counsel.

(b) Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Company. All payments by the Company hereunder shall be made without setoff, deduction or counterclaim.

(c) Lost or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, reasonably satisfactory to the Company. The applicant for a new Note under such circumstances shall also pay or provide for any reasonable third-party costs (including a customary indemnity) associated with the issuance of such replacement Note.

(d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

(e) Amendments; Waivers. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note on any other occasion. Any waiver by the Company or the Holder must be in writing. Any provision of this Note may be waived by the Holders of at least fifty and one-tenth percent (50.1%) of the outstanding principal amount of Notes, which waiver shall be binding on all of the Holders of the Notes and their successors and assigns. Any provision of this Note may be amended by a written instrument executed by the Company and the Holders of at least fifty and one-tenth percent (50.1%) of the outstanding principal amount of Notes, which amendment shall be binding on all of the Holders of the Notes and their successors and assigns.

(f) Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

(g) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note.

(h) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(i) Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

(j) Costs of Enforcement. The Company hereby covenants and agrees to indemnify, defend and hold the Holder harmless from and against all costs and expenses, including reasonable attorneys’ fees and their reasonable costs, together with interest thereon at the Applicable Rate, incurred by the Holder in enforcing its rights under this Note; or if the Holder is made a party as a defendant in any action or proceeding arising out of or in connection with its status as a lender, or if the Holder is requested to respond to any subpoena or other legal process issued in connection with this Note; or reasonable disbursements arising out of any costs and expenses, including reasonable attorneys’ fees and their costs incurred in any bankruptcy case; or for any legal or appraisal reviews, advice or counsel performed for the Holder following a request by the Company for waiver, modification or amendment of this Note.

(k) Tax Matters. The Company and the Holder agree to treat all amounts borrowed pursuant to this Note as debt for all U.S. federal and state income tax purposes, and, in accordance with Section 385(c) of the Code, such characterization shall be binding upon the Holder and the Company (along with their successors and assigns) and they shall file their tax returns and reports consistent with such treatment. Furthermore, the Company and the Holder acknowledge and agree that the Note and Warrants issued together with the Notes to the Holder (the “Warrant”) are part of an “investment unit” as such term is used in Section 1273(c)(2) of the Code. The Company and the Holder agree as between them, that the fair market value of the Warrant is $[•] and that, pursuant to Treasury Regulations Section 1.1273-2(h), $[•] of the issue price of the investment unit will be allocable to the Warrant and the balance will be allocable to the Note. The Company and the Holder agree to prepare their federal income tax returns in a manner consistent with the foregoing unless otherwise required due to a change in applicable law.

(l) Recalculation of Interest. Subject to the Holder’s and each other Purchaser’s compliance with Section 4.2 of the Purchase Agreement and the Non-Bank Rules, if any Tax must be deducted by Swiss law from any amounts payable or paid by the Company in respect of any interest payable by it under this Note, the applicable interest rate in relation to that interest payment shall be (i) the interest rate which would have applied to that interest payment (as provided for in the Applicable Interest Rate) divided by (ii) 1 minus the rate at which the relevant Tax deduction is required to be made (where the rate at which the relevant Tax deduction is required to be made is for this purpose expressed as a fraction of 1 rather than as a percentage) and (a) the Company shall be obliged to pay the relevant interest at the adjusted rate in accordance with this clause and (b) all references to a rate of interest under this Note shall be construed accordingly.

*********************

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties below have caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

OBSEVA SA

By: __________________________________________ Name: Title: E-mail Address for delivery of Notices:

[HOLDER]

By: __________________________________________ Name: Title: E-mail Address for delivery of Notices:

ANNEX A

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal and interest under the Senior Secured Convertible Note due [Maturity Date] issued by ObsEva SA, a Swiss stock corporation (the “Company”), in favor of the undersigned on [Original Issue Date] (as amended, the “Note”), in accordance with Section 4(a) of the Note. Newly issued shares of Common Stock to be delivered upon conversion of the Note shall be issued in accordance with Article 5b of the Company’s articles of association.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the shares of Common Stock, after giving effect to this Notice of Conversion request, does not exceed the amounts specified under Section 4(g) of the Note, as determined in accordance with Section 13(d) of the Exchange Act. Delivery of this Notice of Conversion serves as confirmation of the undersigned’s obligations under Section 4.2(d) of the Purchase Agreement.

Conversion calculations:

Conversion Date:

Conversion Price:

Principal Amount of Note to be converted:

Number of shares to be delivered:

Accrued and unpaid interest thereon:

Signature:

Name:

Address for Delivery of Holding Statements:

Or

DWAC Instructions:

Broker No:

Account No:

ANNEX B

SWISS AGENT CONTACT

1)	OL-Swiss-Transactions-Legal@ubs.com.

Exhibit B

Warrant

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

OBSEVA SA

Warrant Shares:	Issue Date: , 2021

Initial Exercise Date: , 2021[1]

THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date set forth above (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on ___________2 (the “Termination Date”) but not thereafter, to subscribe for and purchase from ObsEva SA, a Swiss stock corporation (the “Company”), up to _________ shares (as subject to adjustment hereunder, the “Warrant Shares”) of the Company’s common stock, par value CHF 1/13 per share (the “Common Stock”). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated October 12, 2021, among the Company and the Purchasers signatory thereto.

Section 2. Exercise.

[1]	NTD: Insert the date that is the 4th anniversary of the Initial Exercise Date, provided that, if such date is not a Trading Day, insert the immediately following Trading Day.
[2]	NTD: The date of the applicable Closing under the Purchase Agreement.

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a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Partial exercise of this Warrant may not be completed for less than 1,000 Warrant Shares, unless not more than 2,000 Warrant Shares remain available for purchase under this Warrant. Within one (1) Trading Day following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b) Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $3.67, subject to adjustment hereunder (the “Exercise Price”).

c) Cashless Exercise. If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A)	=	as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under

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the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Stock on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B)	=	the Exercise Price of this Warrant, as adjusted hereunder; and

(X)	=	the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the bid price of the Common Stock for the time in question (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on The Pink Open Market (or a similar

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organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c).

In order to permit the exercise of this Warrant and the delivery of Warrant Shares pursuant to a cashless exercise, the Holder shall pay-in the Warrant Shares by paying a portion of the Subscription Amount on the Initial Closing Date corresponding to CHF 1/13 multiplied by the maximum number of Warrant Shares that may be obtained upon exercise of this Warrant on a bank account in Switzerland specified by the Company (the “Swiss Bank Account”). Such amount shall be deemed additional original issue discount on the Notes.

d) Mechanics of Exercise.

i.

Delivery of Warrant Shares Upon Exercise. Within two (2) Trading Days following the date of delivery of an Notice of Exercise, the Holder shall deliver an amount equal to the applicable Exercise Price as defined in Section 2(b) multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”) for the shares specified in the applicable Notice of Exercise by wire transfer drawn on a United States bank to the Swiss Bank Account less any amounts previously paid into the Swiss Bank Account pursuant to Section 2(c) with respect to the Warrant Shares being purchased. Subject to any provisions applicable to the Warrant Shares and delivery thereof provided in Section 4.2 of the Purchase Agreement, the Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise

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by the date that is the later of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise and (ii) one (1) Trading Day after delivery of the aggregate Exercise Price (other than in the case of a cashless exercise) and Notice of Exercise to the Company (such date, the “Warrant Share Delivery Date”). The Holder shall be deemed to hold the Warrant Shares at the latest upon delivery of such Warrant Shares. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise. If the Warrant Shares are considered to have been issued from a Swiss law perspective at the time such rescission is notified to the Company, the Company and the Holder will negotiate in good faith to agree on practical steps to give effect to such rescission.

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise (being the valid submission of a Notice of Exercise and the payment of the Aggregate Exercise Price (other than in the case of a cashless exercise) on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with

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its exercise and delivery obligations hereunder or reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded and Section 2(d)(iii) shall apply). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi. Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise, all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares and all fees for the operation of the Swiss Bank Account (provided, however, that the Holder shall pay any transfer fees imposed by the Holder’s bank or other financial institution for the full amount of the Aggregate Exercise Price to be delivered to the Swiss Bank Account).

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vii. Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrant that are not in compliance with the Beneficial Ownership Limitation, except to the extent the Holder relies on the number of outstanding shares of Common Stock that was provided by the Company. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder; and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrant that are not in compliance with the Beneficial Ownership Limitation, except to the extent the Holder relies on an inaccurate number of outstanding shares of Common Stock that was provided by the Company. For purposes of this Section 2(e), in determining the number of outstanding shares of Common Stock, a

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Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3. Certain Adjustments.

a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, during such time as this Warrant is outstanding, if the Company grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to all of the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

c) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation). To the extent that this Warrant has not been partially or completely exercised at the time of such Distribution, such portion of the Distribution shall be held in abeyance for the benefit of the Holder until the Holder has exercised this Warrant.

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d) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in

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exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

e) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

f) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

g) Minimum Exercise Price. If the Exercise Price, as may be adjusted in accordance with this Section 3, is no longer equal or superior to the par value of the shares of Common Stock, the Exercise Price will be adjusted to the par value of such share of Common Stock and any remaining reduction of the Exercise Price resulting from any adjustment will be carried forward and only be applied if and to the extent the par value of the shares of Common Stock will be reduced.

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with

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a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual written notice to the contrary.

d) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

a) No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting the rights of a Holder to receive Warrant Shares on a “cashless exercise,” and to receive the cash payments contemplated pursuant to Section 2(d)(iv), in no event will the Company be required to net cash settle an exercise of this Warrant.

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b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

d) Reservation of Available Shares.

The Company shall reserve out of its conditional capital (being a pool of unissued shares of Common Stock that are issued upon exercise of option rights or conversion of convertible instruments) a sufficient number of shares of Common Stock to provide for the issuance of the Warrant Shares upon the exercise of any Warrants, provided however that the Company shall also be deemed to have satisfied this requirement if it holds shares of Common Stock in treasury in a number that, added with the number of shares to be issued out of the Company’s conditional capital, is at least equal to the number of Warrant Shares that may be issued upon exercise of any Warrants. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant (including payment of the Aggregate Exercise Price), be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company

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may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and payment of the Exercise Price hereunder and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with Section 5.9 of the Purchase Agreement.

f) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder or the Company shall operate as a waiver of such right or otherwise prejudice such party’s rights, powers or remedies, notwithstanding the fact that the right to exercise this Warrant terminates on the Termination Date. Without limiting any other provision of this Warrant or the Purchase Agreement, if either the Holder or the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the other party, the party who failed to comply with the Warrant shall pay to the materially damaged party such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the materially damaged party in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

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j) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages may not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

OBSEVA SA

By:
Name:
Title:

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NOTICE OF EXERCISE

TO:	OBSEVA SA

(1) The undersigned hereby elects to purchase ________ Warrant Shares of ObsEva SA, a société anonyme organized under the laws of Switzerland (the “Company”) pursuant to the terms of the attached Common Stock Purchase Warrant (only if exercised in full) (the “Warrant”), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any. Unless the Company elects to deliver Warrant Shares out of Common Stock held in treasury, the Warrant Shares are to be issued pursuant to Article 5b of the Company’s Articles of Association. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Warrant.

(2) Exercise shall take the form of (check applicable box):

[ ] payment of the Exercise Price in lawful money of the United States by wire transfer in U.S. dollars drawn on a United States bank to the following bank account: [Company to provide details]; or

[ ] cashless exercise, in accordance with the formula and procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following DWAC Account Number:

(4) Accredited Investor. The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

(5) Notwithstanding anything to the contrary contained herein, this Notice of Exercise shall constitute a representation by the Holder of the Warrant submitting this Notice of Exercise that after giving effect to the exercise provided for in this Notice of Exercise, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person’s affiliates) of a number of Common Shares which exceeds the Beneficial Ownership Limitation (as defined in the Warrant) of the total outstanding Common Shares of the Company as determined pursuant to the provisions of Section 2(e) of the Warrant.

(6) Delivery of this Notice of Exercise serves as confirmation of the Holder’s obligations under Section 4.2(d) of the Purchase Agreement.

[SIGNATURE OF HOLDER]

Name of Investing Entity:

________________________________________________________________________

Signature of Authorized Signatory of Investing Entity:

_________________________________________________

Name of Authorized Signatory:

___________________________________________________________________

Title of Authorized Signatory:

____________________________________________________________________

Date: _______________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to exercise the Warrant to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

(Please Print)

Address:

(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature:

Holder’s Address:

Exhibit C

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of October 12, 2021 (the “Execution Date”), is entered into by and between ObsEva SA, a Swiss stock corporation (the “Company”), and the undersigned purchasers (the “Purchasers”) identified on the signature pages to that certain Securities Purchase Agreement, by and between the parties hereto, dated as of the Execution Date (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement.

RECITALS

WHEREAS, the Company has agreed, upon the terms and subject to the conditions of the Purchase Agreement, among other things, to issue and sell to the Purchasers Notes and Warrants, and to induce the Purchasers to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers hereby agree as follows:

AGREEMENT

1.	DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

a. “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer or the chief financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein in the light of the circumstances under which they were made not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed and (iii) either (A) could reasonably be expected to have a material adverse effect on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction or (B) relates to information the accuracy of which has yet to be determined by the Company or which is the subject of an ongoing investigation or inquiry; provided that the Company takes all action as necessary to as expeditiously as possible make such determination and conclude such investigation or inquiry.

b. “Effectiveness Deadline” means (i) in the event the Registration Statement is not subject to review by the Commission, the earlier of (a) ninety (90) days after the filing of the Registration Statement or (b) five (5) Trading Days following the date on which the Commission notifies the Company that the Registration Statement is not subject to review, and (ii) in the event the Registration Statement is subject to review by the Commission, the earlier of (x) one hundred twenty (120) days after the filing of the Registration Statement or (y) five (5) Trading Days following the date on which the Commission notifies the Company that the Commission has no further comments on the Registration Statement.

c. “Holder” means a Purchaser, any transferee or assignee thereof to whom such Purchaser assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement, and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement.

d. “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

e. “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and pursuant to Rule 415 or staff policy under the Securities Act or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such registration statement(s) by the United States Securities and Exchange Commission (the “Commission”).

f. “Registrable Securities” means all Conversion Shares and Warrant Shares underlying the Notes and Warrants issued at each Closing and any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

g. “Registration Statement” means one or more registration statements under the Securities Act of the Company covering the resale of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415 or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other means of distribution of Registrable Securities as the Holders may reasonably specify, in respect of which the Company may use a Form F-3 registration statement (or any successor registration statement available for such resale that permits incorporation by reference at least to the same extent as such form) (“Form F-3”) or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities.

2.	REGISTRATION.

a. Mandatory Registration. The Company shall (i) by the thirtieth (30th) calendar day following the Initial Closing and (ii) by the twentieth (20th) calendar day following each Mandatory Tranche Closing or Optional Tranche Closing (such date with respect to each such Closing, the “Filing Date”) file with the Commission a Registration Statement covering the resale of all of the Registrable Securities underlying the Notes and Warrants issued at the applicable Closing. Each Holder and its counsel shall have a reasonable opportunity to review and comment upon each such Registration Statement and any amendment or supplement thereto and any related prospectus prior to its filing with the Commission, and the Company shall give due consideration to all reasonable comments of the Holders. Each Holder shall furnish all information reasonably requested by the Company for inclusion therein. The Company shall use its reasonable best efforts to cause each such Registration Statement and any amendments thereto to be declared effective by the Commission as soon as reasonably practicable after its filing, but in any case no later than the Effectiveness Deadline for such Registration Statement. The Company shall request effectiveness of a Registration Statement as of no later than 5:00 p.m. (New York City time) on a Trading Day. The Company shall promptly notify the Holders via facsimile or by e-mail of the effectiveness of a Registration Statement that the Company confirms effectiveness with the Commission, which shall be the date requested for effectiveness of such Registration Statement. The Company shall use reasonable best efforts to keep each Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Holders of all of the Registrable Securities covered thereby until the date on which the Holders shall have sold all the Registrable Securities covered thereby (the “Registration Period”).

b. Rule 424 Prospectus. The Company shall, as required by applicable securities regulations, from time to time file with the Commission, pursuant to Rule 424 promulgated under the Securities Act, the prospectus and prospectus supplements, if any, to be used in connection with sales of the Registrable Securities under the Registration Statement. The Holders and their counsel shall have a reasonable opportunity to review and comment upon such prospectus prior to its filing with the Commission, and the Company shall give due consideration to all such comments. Each Holder shall use its reasonable best efforts to comment upon such prospectus within one (1) Trading Day from the date such Holder receives the final pre-filing version of such prospectus.

c. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement is insufficient to cover the applicable Registrable Securities, the Company shall use its reasonable best efforts to amend such Registration Statement or file a new Registration Statement, so as to cover all Registrable Securities not later than fifteen (15) Trading Days after the necessity therefor arises. The Company shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.

d. Reserved.

e. Deferral and Suspension. At any time after being obligated to file a Registration Statement, or after any Registration Statement has become effective or a prospectus or prospectus supplement filed with the Commission, the Company may defer the filing of or suspend the use of any such Registration Statement or prospectus, upon giving written notice of such action to the Holder with a certificate signed by the principal executive officer of the Company stating that in the good faith judgment of the board of directors of the Company (the “Board”), the filing or use of any such Registration Statement or prospectus covering the Registrable Securities would be seriously detrimental to the Company or its stockholders at such time (including, but not limited to, if the filing or use of such Registration Statement would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control) and that the Board concludes, as a result, that it is in the best interests of the Company and its stockholders to defer the filing or suspend the use of such Registration Statement or prospectus at such time. The Company shall have the right to defer the filing of or suspend the use of such Registration Statement or prospectus for a period of not more than one hundred twenty (120) days from the date the Company notifies the Holder of such deferral or suspension; provided that the Company shall not exercise the right contained in this Section 2(e) more than once with respect to each then effective or contemplated Registration Statement or prospectus, as applicable, in any twelve month period. In the case of the suspension of use of any effective Registration Statement or prospectus, the Holder, immediately upon receipt of notice thereof from the Company, shall discontinue any offers or sales of Registrable Securities pursuant to such Registration Statement or prospectus until advised in writing by the Company that the use of such Registration Statement or prospectus may be resumed. In the case of a deferred Registration Statement filing, the Company shall provide prompt written notice to the Holder of (i) the Company’s decision to file or seek effectiveness of the Registration Statement following such deferral and (ii) the effectiveness of such Registration Statement. In the case of either a suspension of use of, or deferred filing of, any Registration Statement or prospectus, the Company shall not, during the pendency of such suspension or deferral, be required to take any action hereunder with respect to the registration or sale of any Registrable Securities pursuant to any Registration Statement or prospectus.

3.	RELATED OBLIGATIONS.

With respect to each Registration Statement and whenever any Registrable Securities are to be registered pursuant to Section 2, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

a. The Company shall use its reasonable best efforts to prepare and file with the Commission such amendments (including post-effective amendments) and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such registration statement.

b. The Company shall permit the Holders to review and comment upon such Registration Statement and all amendments and supplements thereto at least two (2) Business Days prior to their filing with the Commission, and not file any document in a form to which the Holder reasonably objects in good faith, provided any such objection is provided by the Holder within two (2) Business Days of the Holder’s receipt thereof. Each Holder shall use its reasonable best efforts to comment upon the Registration Statement and any amendments or supplements thereto within two (2) Business Days from the date the Holders receives the final version thereof. The Company shall furnish to the Holders, without charge, and within one (1) Business Day, any comments or correspondence from the Commission or the Staff to the Company or its representatives relating to the Registration Statement and the Company shall respond to the Commission or Staff regarding the resolution of any such Comments or correspondence as soon as reasonably practicable. Prior to the effective date of a Registration Statement, the Company shall use its reasonable best efforts to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such Registration Statement as soon as reasonably practicable after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective.

c. Upon request of a Holder, the Company shall furnish to such Holder, (i) promptly after the same is prepared and filed with the Commission, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, (ii) upon the effectiveness of such Registration Statement, a copy of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Holder may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as any Holder may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Holder. For the avoidance of doubt, any filing available to the Holder via the Commission’s live EDGAR system shall be deemed “furnished to the Holder” hereunder.

d. The Company shall use reasonable best efforts to (i) register and qualify the Registrable Securities covered by a registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Holders reasonably request, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions. The Company shall promptly notify each Holder who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

e. As promptly as practicable after becoming aware of such event or facts, the Company shall notify the Holders in writing of the happening of any event or existence of such facts as a result of which the prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver a copy of such supplement or amendment to the Holders (or such other number of copies as the Holders may reasonably request). The Company shall also promptly notify the Holders in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to the Holders by email or facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the Commission for amendments or supplements to any Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

f. The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement, or the suspension of the qualification of any Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Holders of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

g. The Company shall use reasonable best efforts to cause all the Registrable Securities to be listed or quoted on each securities exchange or trading market on which securities of the same class or series issued by the Company are then listed or quoted. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(g).

h. The Company shall at all times provide a transfer agent and registrar with respect to its Common Stock.

i. If reasonably requested by a Holder, the Company shall (i) as soon as practicable, incorporate in a prospectus supplement or post-effective amendment such information as the Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities; (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as practicable upon notification of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement.

j. The Company shall use its reasonable best efforts to cause the Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

k. Within one (1) Business Day after any Registration Statement which includes the Registrable Securities is ordered effective by the Commission, the Company shall deliver to the transfer agent for such Registrable Securities (with copies to the Holder) confirmation that such Registration Statement has been declared effective by the Commission.

Thereafter, if requested by any Holder at any time, the Company shall deliver to each Holder a written confirmation whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not the Registration Statement is current and available to the Holder for sale of all of the Registrable Securities.

l. The Company shall use reasonable best efforts to take all other reasonable actions necessary to expedite and facilitate disposition by the Holder of Registrable Securities pursuant to any Registration Statement, including the removal of legends from any share certificates and permitting such shares to be held electronically in the Holder’s brokerage accounts.

4.	OBLIGATIONS OF THE HOLDERS.

a. The Company shall notify each Holder in writing of the information the Company reasonably requires from the Holder in connection with such Registration Statement hereunder. The Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. Notwithstanding the foregoing, the Registration Statement shall contain the “Plan of Distribution” section in substantially the form attached hereto as Exhibit A.

b. Each Holder agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder.

c. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or existence of facts of the kind described in Section 2(e), Section 3(f) or the first sentence of 3(e), the Holder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Holder’s receipt of applicable notice pursuant to Section 2(e) or the copies of the supplemented or amended prospectus contemplated by Section 3(f) or the first sentence of 3(e). Notwithstanding anything to the contrary, the Company shall cause its transfer agent to promptly deliver shares of Common Stock without any restrictive legend in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Holder has entered into a contract for sale prior to the Holder’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of Section 3(e) and for which the Holder has not yet settled.

d. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.	EXPENSES OF REGISTRATION.

All reasonable expenses, other than sales or brokerage commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.	INDEMNIFICATION.

a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Holder, each Person, if any, who controls each Holder, the members, the directors, officers, partners, employees, agents, representatives of each Holder and each Person, if any, who controls each Holder within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the Commission, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in any Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which the statements therein were made, not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the Commission) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to any Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information about the Holder furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of any Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); (ii) with respect to any superseded prospectus, shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, if such revised prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it; (iii) shall not be available to the extent such Claim is based on a failure of the Holder to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Holder pursuant to Section 9.

b. In connection with any Registration Statement, each Holder, severally and not jointly with respect to its own underlying actions, agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors and officers, each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, and all other non-violating Holders (collectively and together with an Indemnified Person, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information about that specific Holder and furnished to the Company by the Holder expressly for use in connection with such Registration Statement; and, subject to Section 6(d), the Holder will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld; provided, further, however, that the Holder shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Holder pursuant to Section 9.

c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

d. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.	CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the parties agree to make a contribution as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the actions that resulted in such Claims as well as any other relevant equitable considerations; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable

Securities. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact was made by, or relates to information supplied by, the Indemnifying Party or the Indemnified Party, and the Indemnifying Party’s or the Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 7.

8.	REPORTS AND DISCLOSURE UNDER THE SECURITIES ACTS.

With a view to making available to the Holder the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may at any time permit the Holder to sell securities of the Company to the public without registration (“Rule 144”), but without limiting the Company’s other obligations hereunder, the Company agrees, at the Company’s sole expense, to:

a. make and keep public information available, as those terms are understood and defined in Rule 144;

b. file with the Commission in a timely manner all reports required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports is required for the applicable provisions of Rule 144;

c. furnish to each Holder so long as the Holder owns Registrable Securities, reasonably promptly upon request, (i) a written statement by the Company that it has complied with the reporting and or disclosure provisions of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company (provided, any report available to the Holder via the Commission’s live EDGAR system shall be deemed furnished to the Holder), and (iii) such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 without registration; and

d. take such additional action as is reasonably requested by each Holder to enable the Holder to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s Transfer Agent as may be requested from time to time by the Holder and otherwise fully cooperate with Holder and Holder’s broker to effect such sale of securities pursuant to Rule 144.

The Company agrees that damages may be an inadequate remedy for any breach of the terms and provisions of this Section 8 and each Holder shall, whether or not it is pursuing any remedies at law, be entitled to equitable relief in the form of a preliminary or permanent injunctions, without having to post any bond or other security, upon any breach or threatened breach of any such terms or provisions.

9.	ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Holder. A Holder may assign its rights under this Agreement without the written consent of the Company, to any Person to whom such Holder transfers Notes or Warrants.

10.	AMENDMENT OF REGISTRATION RIGHTS.

Subject to the immediately preceding sentence, no provision of this Agreement may be (i) amended other than by a written instrument signed by all parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11.	MISCELLANEOUS.

a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) when sent, if sent by email (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be as set forth in the Purchase Agreement or at such other address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s email containing the time, date, recipient email address of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

c. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

d. This Agreement and the Purchase Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by the Purchase Agreement (collectively, the “Transaction Documents”) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Purchase Agreement and Transaction Documents supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

e. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto.

f. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

g. This Agreement may be executed in identical counterparts (including PDF, facsimile, DocuSign, and other electronic counterparts), each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission or by e-mail in a “.pdf” format data file of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

h. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

i. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

j. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

* * * * * *

IN WITNESS WHEREOF, each Purchaser and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the Execution Date.

COMPANY:

ObsEva SA

By:
Name: David Renas
Title: CFO

[COMPANY SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT – ObsEva]

IN WITNESS WHEREOF, each Purchaser and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the Execution Date.

PURCHASERS:

JGB (CAYMAN) PORT ELLEN LTD.

By:
Name:	Brett Cohen
Title:	President
Dated:	October 12, 2021

[SELLER SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT—ObsEva]

SCHEDULE OF PURCHASERS

Purchaser	Purchaser Address and E-mail	Purchaser’s Representative’s Address and E-mail
JGB (Cayman) Port Ellen Ltd.

SCHEDULE OF PURCHASERS

EXHIBIT A

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock covered by this prospectus on behalf of the selling shareholders, to permit the resale of these shares of Common Stock by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling shareholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act of 1933, as amended;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). Underwriters, broker-dealers or agents who may become involved in the sale of shares of Common Stock may engage in transactions with, and perform other services for, us in the ordinary course of their business for which they receive compensation. In connection with sales of the shares of Common Stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Any broker-dealers participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be [ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

Exhibit D

Subsidiary Guaranty

CORPORATE GUARANTY

This CORPORATE GUARANTY (this “Agreement”), dated as of October 12, 2021, is made by and among each of the undersigned Guarantors (collectively, the “Guarantors” and each of them a “Guarantor”) and JGB (Cayman) Port Ellen Ltd., as agent for the Holders (as defined below) (in such capacity and together with any successors in such capacity, the “Agent”).

RECITALS

WHEREAS, in consideration of the substantial direct and indirect benefits derived by each Guarantor from the loans and other extensions of credit made or to be made by the entities identified as holders (the “Holders”) in the Senior Secured Convertible Notes of ObsEva SA, a Swiss stock corporation (“Borrower”) (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Notes”) issued on the date hereof and the Notes that may be issued after the date hereof, in each case, pursuant to the Securities Purchase Agreement of even date herewith, by and among the Borrower and the purchasers signatory thereto (the “Purchase Agreement”), the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Purchase Agreement. In addition, for purposes of this Agreement, the following terms shall have the following meanings:

“Agent” has the meaning set forth in the Preamble hereof.

“Bankruptcy Code” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

“Borrower” has the meaning specified in the recitals.

“Code” means the Internal Revenue Code of 1986, as amended.

“Debtor Relief Laws” means the Bankruptcy Code and all other liquidation, bankruptcy, assignment for the benefit of creditors, conservatorship, moratorium, receivership, insolvency, rearrangement, reorganization or similar debtor relief laws of the United States, Canada or other applicable jurisdictions in effect from time to time.

“Extensions of Credit” means the present and future loans made to the Borrower by the Holders as evidenced by the Notes issues or that may be issued after the date hereof under the Purchase Agreement.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government.

“Holders” has the meaning specified in the recitals.

“Indemnitee” has the meaning specified in Section 6.02.

“Notes” has the meaning specified in the recitals.

“Note Party” means the Borrower and the Guarantors.

“Obligations” has the meaning specified in Section 2.01(c).

“Purchase Agreement” has the meaning specified in the recitals.

“Related Parties” means, with respect to any Person, such Person’s directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Person (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling Persons.

“Termination Date” has the meaning specified in Section 6.06.

ARTICLE II

AGREEMENT TO GUARANTEE OBLIGATIONS

Section 2.01 Guaranty. Each Guarantor, hereby, jointly and severally, absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety,

(a) the due and prompt payment by the Borrower of:

(i) all present and future obligations of the Borrower under the Notes (whether issued and outstanding on the date hereof or issued after the date hereof), including, without limitation, the principal of and premium, if any, and interest at the rate specified in the Notes (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding (“Post-Petition Interest”)) on the Extensions of Credit, when and as due, whether at scheduled maturity, date set for prepayment, by acceleration or otherwise, and

(ii) all other present and future monetary obligations of the Borrower to the Holders under the Transaction Documents, when and as due, including fees, costs, expenses (including, without limitation, reasonable and documented fees and expenses of counsel incurred by the Agent or any Holder in enforcing any rights under this Agreement or any other Transaction Document), contract causes of action and indemnities, whether primary, secondary, direct or indirect, absolute or contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding); and

(b) the due and prompt performance of all covenants, agreements, obligations and liabilities of the Borrower under or in respect of the Transaction Documents; and

(c) all such obligations in subsections (a) through (b), whether now or hereafter existing, being referred to collectively as the “Obligations”. Each Guarantor further agrees that all or part of the Obligations may be increased, extended, substituted, amended, renewed or otherwise modified without notice to or consent from any such Guarantor and such actions shall not affect the liability of any such Guarantor hereunder. Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Obligations and would be owed by any other Note Party to the Holders or the Agent under or in respect of the Purchase Agreement, the Notes and the other Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving such other Note Party.

Anything herein or in any other Transaction Document to the contrary notwithstanding, the maximum liability of each Guarantor hereunder and under the other Transaction Documents shall in no event exceed the amount which can be guaranteed by such Guarantor under applicable laws relating to the insolvency of debtors (after giving effect to the right of contribution established in Section 2.03).

Section 2.02 Reinstatement. Each Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is rescinded or must otherwise be returned by the Holders or any other Person upon the insolvency, bankruptcy or reorganization of the Borrower or any other Note Party or otherwise.

Section 2.03 Right of Contribution. Each Guarantor hereby agrees that to the extent that a Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Guarantor shall be entitled to seek and receive contribution from and against any other Guarantor hereunder which has not paid its proportionate share of such payment. Each Guarantor’s right of contribution shall be subject to the terms and conditions of Section 4.01. The provisions of this Section 2.03 shall in no respect limit the obligations and liabilities of any Guarantor to the Agent and the Holders, and each Guarantor shall remain liable for the Obligations up to the maximum liability of such Guarantor hereunder.

ARTICLE III

GUARANTY ABSOLUTE AND UNCONDITIONAL; WAIVERS

Section 3.01 Guaranty Absolute and Unconditional; No Waiver of Obligations. Each Guarantor guarantees that the Obligations will be paid strictly in accordance with the terms of this Agreement and the other Transaction Documents, regardless of any law, regulation or order of any Governmental Authority now or hereafter in effect. The Obligations of each Guarantor hereunder are independent of the Obligations of any other Note Party under any Transaction Document. A separate action may be brought against each Guarantor to enforce this Agreement, whether or not any action is brought against any other Note Party or whether or not any other Note Party is joined in any such action. The liability of each Guarantor hereunder is irrevocable, continuing, absolute and unconditional and the Obligations of each Guarantor hereunder shall not be discharged or impaired or otherwise effected by, and each Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of:

(a) any illegality or lack of validity or enforceability of any Obligation or any Transaction Document or any related agreement or instrument;

(b) any change in the time, place or manner of payment of, or in any other term of, the Obligations or any other obligation of any Note Party under any Transaction Document, or any rescission, waiver, amendment or other modification of any Transaction Document or any other agreement, including any increase in the Obligations resulting from any extension of additional credit or otherwise;

(c) any taking, release, impairment, amendment, waiver or other modification of any guaranty, for the Obligations;

(d) [reserved];

(e) any default, failure or delay, willful or otherwise, in the performance of the Obligations;

(f) any change, merger, amalgamation, restructuring or termination of the corporate structure, ownership or existence of any Note Party or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower or its assets or any resulting release or discharge of any Obligation;

(g) any failure of any Holder to disclose to any Note Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Note Party now or hereafter known to any Holder; such Guarantor waiving any duty of the Holders to disclose such information;

(h) the failure of any Person to execute or deliver this Agreement, any other guaranty or agreement or the release or reduction of liability of any other guarantor or surety with respect to the Obligations;

(i) the failure of any Holder to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of any Transaction Document or otherwise;

(j) any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to, or be asserted by, the Borrower against any Holder; or

(k) any other circumstance (including, without limitation, any statute of limitations) or manner of administering the Loans or any existence of or reliance on any representation by any Holder that might vary the risk of such Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, any Note Party or any other guarantor, obligor or surety.

Section 3.02 Waivers and Acknowledgements.

(a) Each Guarantor hereby unconditionally and irrevocably waives any right to revoke this Agreement and acknowledges that this Agreement is continuing in nature and applies to all presently existing and future Obligations.

(b) Each Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non- performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Agreement and any requirement that any Holder protect, secure or perfect any Lien or insure any Lien or any property subject thereto.

(c) Each Guarantor hereby unconditionally and irrevocably waives any defense based on any right of set-off or recoupment or counterclaim against or in respect of the Obligations of such Guarantor hereunder.

ARTICLE IV

GUARANTOR RIGHTS OF SUBROGATION, ETC.

Section 4.01 Agreement to Pay; Subrogation, Subordination, Etc.

(a) Without limiting any other right that the Agent or any Holder has at law or in equity against each Guarantor, if any Note Party fails to pay any Obligation when and as due, whether at maturity, by acceleration, after notice of prepayment or otherwise, each Guarantor, jointly and severally, agrees to promptly pay the amount of such unpaid Obligations to the Agent or the Holders in cash. Upon payment by any Guarantor of any sums to the Agent or the Holders as provided herein, all of such Guarantor’s rights of subrogation, exoneration, contribution, reimbursement, indemnity or otherwise arising therefrom against the Borrower or any other Note Party shall be subordinate and junior in right of payment to the prior indefeasible payment in full in cash of all Obligations. In addition, any indebtedness of the Borrower now or hereafter held by each Guarantor is hereby subordinated in right of payment to the prior payment in full in cash of the Obligations. If any payment shall be paid to any Guarantor in violation of the immediately preceding sentence on account of (i) such subrogation, exoneration, contribution, reimbursement, indemnity or similar right or (ii) any such indebtedness of the Borrower, such amount shall be held in trust for the benefit of the Holders, segregated from other funds of such Guarantor, and promptly paid or delivered to the Holders in the same form as so received (with any necessary endorsement or assignment) to be credited against the payment of the Obligations, whether due or to become due, in accordance with the terms of the Transaction Documents or to be held as collateral for any Obligations.

ARTICLE V

REPRESENTATIONS AND WARRANTIES; COVENANTS

Section 5.01 Representations and Warranties. Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, each Guarantor represents and warrants as to itself that all representations and warranties relating to it contained in the Transaction Documents are true and correct. Each Guarantor further represents and warrants that:

(a) Such Guarantor is a corporation, limited liability company or limited partnership, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the requisite corporate, limited liability company or limited partnership, power and authority to own and use its properties and assets and to carry on its business as currently conducted. Such Guarantor is duly qualified to do business and is in good standing as a foreign corporation, limited liability company or limited partnership in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in a Material Adverse Effect.

(b) Such Guarantor has the requisite corporate, limited liability company or limited partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement, and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by such Guarantor and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite corporate, limited liability company or limited partnership action on the part of such Guarantor. This Agreement has been duly executed by such Guarantor and, when delivered in accordancewith the terms hereof, will constitute the valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(c) The execution, delivery and performance of this Agreement by such Guarantor and the consummation by such Guarantor of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its organizational documents, or (ii) conflict with, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or instrument (evidencing a Borrower or Subsidiary debt or otherwise) to which such Guarantor is a party, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which such Guarantor is subject, or by which any material property or asset of such Guarantor is subject, or by which any property or asset of such Guarantor is bound or affected, except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to result in a Material Adverse Effect. The business of such Guarantor is not being conducted in violation of any law, ordinance or regulation of any Governmental Authority, except for violations which, individually or in the aggregate, do not have a Material Adverse Effect.

(d) Such Guarantor is not required to obtain any consent, waiver, authorization or order of, give any notice to or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or other Person in connection with the execution, delivery and performance by such Guarantor of this Agreement other than the Required Approvals, to the extent applicable.

(e) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

(f) Such Guarantor has, independently and without reliance upon any Holder and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and any other Transaction Document to which it is or may become a party, and has established adequate procedures for continually obtaining information pertaining to, and is now and at all times will be completely familiar with, the business, condition (financial or otherwise), operations, performance, properties and prospects of each other Note Party.

Section 5.02 Covenants. Each Guarantor covenants and agrees that, until the Termination Date, such Guarantor will perform and observe all of the terms, covenants and agreements set forth in the Transaction Documents that are required to be, or that the Borrower has agreed to cause to be, performed or observed by such Guarantor.

ARTICLE VI

MISCELLANEOUS

Section 6.01 Amendments. No term or provision of this Agreement may be waived, amended, supplemented or otherwise modified except in a writing signed by each Guarantor and the Agent.

Section 6.02 Indemnification.

(a) Subject to the provisions of this Section 6.02 and Section 4.9 of the Purchase Agreement, each Guarantor hereby, jointly and severally, agrees to indemnify and hold harmless the Agent, each Holder and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and documented expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Indemnitee may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by such Guarantor in this Agreement or in the other Transaction Documents to which it is a party or (b) any Action instituted against the Indemnitees in any capacity, or any of them or their respective Affiliates, by any stockholder or creditor of any Note Party or any other Person, with respect to any of the transactions contemplated by the Transaction Documents (unless such Action is based upon a breach of such Indemnitee’s representations, warranties or covenants under the Transaction Documents or any violations by such Indemnitee of state or federal securities laws or any conduct by such Indemnitee which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any Action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify such Guarantor in writing, and such Guarantor shall have the right to assume the defense thereof with counsel of its own choosing. Any Indemnitee shall have the right to employ separate counsel in any such Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) in such Action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of such Guarantor and the position of such Indemnitee or (iii) such Guarantor has failed after a reasonable period of time to assume such defense, in which case such Guarantor shall be responsible for the reasonable, documented fees and expenses of no more than one such separate counsel. No Guarantor will be liable to any Indemnitee under this Agreement for any settlement by a Indemnitee effected without such Guarantor’s prior written consent, which shall not be unreasonably withheld or delayed. The indemnification required by this Section 6.02 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Indemnitee against any Note Party or others and any liabilities any Note Party may be subject to pursuant to law.

(b) Without prejudice to the survival of any other agreement of a Guarantor under this Agreement or any other Transaction Documents, the agreements and obligations of each Guarantor contained in Section 2.01 (with respect to enforcement expenses), Section 2.02 and this Section shall survive termination of the Transaction Documents and payment in full of the Obligations and all other amounts payable under this Agreement.

Section 6.03 Currency Indemnity. If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement, it becomes necessary to convert into the currency of such jurisdiction (the “Judgment Currency”) any amount due under this Agreement in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the Exchange Rate (as hereinafter defined) at which the Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in the rate of Exchange Rate prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Agent of the amount due, the applicable Guarantor will, on the date of receipt by the Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Agent is the amount then due under this Agreement in the Currency Due. If the amount of the Currency Due which the Agent is able to purchase is less than the amount of the Currency Due originally due to it, such Guarantor shall indemnify and save the Agent harmless from and against loss or damage arising as a result of such deficiency. The indemnity contained herein shall constitute an obligation separate and independent from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or under any judgment or order. As used herein, “Exchange Rate” shall mean the prevailing spot rate of exchange of such bank as the Agent may reasonably select for the purpose of conversion of one currency to another, at or around 11:00 a.m. Eastern Standard Time, on the date on which any such conversion of currency is to be made under this Agreement.

Section 6.04 Tax Gross-Up. Section 5.22(b) of the Purchase Agreement is incorporated herein by reference and made a part hereof.

Section 6.05 Notices.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (or by e-mail as provided in paragraph (b) below), all notices and other communications provided for herein shall be made in writing and mailed by certified or registered mail, delivered by hand or overnight courier service, or sent by facsimile or e-mail as follows:

(i) If to a Guarantor, c/o ObsEva, SA, chemin des Aulx 12, 1228 Plan-les-Ouates, Switzerland (E-mail: david.renas@obseva.com).

(ii) If to the Agent, to it at its address (or facsimile number) set forth in the Note.

(iii) If to a Holder, to it at its address (or facsimile number) set forth in the Note.

Notices mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received. Notices sent by facsimile or e- mail during the recipient’s normal business hours shall be deemed to have been given when sent (and if sent after normal business hours shall be deemed to have been given at the opening of the recipient’s business on the next Business Day).

(b) Change of Address, Etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

Section 6.06 Continuing Guaranty; Assignments Under the Note. This Agreement is a continuing guaranty and shall (i) remain in full force and effect until the payment in full in cash of the Obligations and all other amounts payable under this Agreement and the other Transaction Documents (the “Termination Date”), (ii) be binding on each Guarantor, its successors and assigns, and (iii) inure to the benefit of and be enforceable by the Agent and the Holders and their respective successors and assigns. Any Holder may assign or otherwise transfer all or any portion of its rights and obligations under the Note to any other Person in accordance with the terms of the Note, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Holder herein or otherwise. No Guarantor shall have the right to assign its rights or delegate its obligations hereunder or any interest herein without the prior written consent of the Agent. Notwithstanding the foregoing, any Guarantor shall automatically be released from its obligations under this Agreement and the other Transaction Documents upon the consummation of any transaction not prohibited by the Transaction Documents as a result of which such Guarantor ceases to be a direct or indirect Subsidiary of Borrower.

Section 6.07 Counterparts; Integration; Effectiveness; Electronic Execution. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all taken together shall constitute a single contract. This Agreement and the other Transaction Documents constitute the entire contract among the parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto. This Agreement shall become effective when it shall have been executed by the Agent and when the Agent shall have received counterparts hereof that together bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 6.08 Governing Law; Jurisdiction; Etc.

(a) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. .

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(b) Submission to Jurisdiction.

Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents).

(c) Waiver of Venue. Each party hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding.

(d) Service of Process. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

Section 6.09 Waiver of Jury Trial. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

Section 6.10 Joint and Several Obligations. Each Guarantor agrees that the obligations of the “Guarantors” hereunder and under the other Transaction Documents are joint and several obligations of each of the Guarantors. Each Guarantor further specifically agrees that it shall not be necessary or required, and that no Guarantor shall be entitled to require, before or as a condition precedent to the enforcement of the obligations of such Guarantor hereunder or under the other Transaction Documents, that Agent or any Holder or any other Person: (a) make any effort to enforce the payment or performance by any other Guarantor of any of its obligations under this Agreement or the other Transaction Documents, or (b) forecloseagainst or seek to realize upon collateral security or other credit support, if any, now or hereafter existing, for the Obligations or any obligations of any of the Guarantors under this Agreement or the other Transaction Documents, or (c) file suit or proceed to obtain or assert a claim for personal judgment against any other Guarantor or any other Person liable for payment or performance of any of the Obligations or of any of the obligations of any of the Guarantors under this Agreement or the other Transaction Documents, or (d) exercise or assert any other right or remedy to which Agent, the Holders or any other person is or may be entitled in connection with this Agreement or the other Transaction Documents, the Obligations, or any security or other guaranty therefor, or (e) assert of file any claim against the assets of the other Guarantor, or any other person liable for the Obligations or any of the obligations of any of the Guarantors under this Agreement or the other Transaction Documents, or any part thereof.

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Each Guarantor hereby unconditionally waives any requirement that, as a condition precedent to the enforcement of the obligations of such Guarantor hereunder or under the other Transaction Documents, the other Guarantors, the Agent, the Agent or any Holder be joined as parties to any proceedings for the enforcement of any provision of this Agreement or the other Transaction Documents.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OBSEVA USA INC., as a Guarantor

By:
Name:	Title:

OBSEVA IRELAND LTD., as a Guarantor

By:
Name:	Title:

OBSEVA EUROPE B.V., as a Guarantor

By:
Name:	Title:

Signature Page to Corporate Guaranty

AGREED AND ACCEPTED:

JGB (Cayman) Port Ellen Ltd., as Agent

By
Name:	Title:

Exhibit E

Account Assignment Agreement

ObsEva Account Assignment Agreement – Execution Version

ACCOUNT ASSIGNMENT AGREEMENT

between

ObsEva SA, chemin des Aulx 12, 1228 Plan-les-Ouates, Switzerland, a stock corporation (Aktiengesellschaft) incorporated under the laws of Switzerland and registered under number CHE- 253.914.856 with the commercial register authority of the Canton of Geneva, as assignor (“ObsEva” or the “Assignor”)

and

JGB (Cayman) Port Ellen Ltd., c/o Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, Cayman Islands, KY1-1002, as assignee and security agent (the “Agent”)

regarding

the assignment for security purposes (Sicherungszession) of Account Balances

dated as of                October 2021

RECITALS

(A)

On or about the date hereof, the ObsEva and JGB (Cayman) Port Ellen Ltd. in its capacity as purchaser (the “Purchaser” and, together with any additional purchasers, the “Purchasers”) entered into a securities purchase agreement upon and subject to the terms and conditions and representations and warranties incorporated or contained therein (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, ObsEva as issuer shall issue and sell to the Purchasers (i) on the Initial Closing Date, Notes with an aggregate principal amount of USD 31,496,063, (ii) on each Mandatory Tranche Closing Date, an additional Note with an aggregate principal amount set forth in the Securities Purchase Agreement for the applicable Mandatory Tranche Closing Date and may (iii), on each Optional Tranche Closing Date, issue and sell to the Purchaser an additional Note with an aggregate principal amount of USD 13,779,528 (together the “Senior Secured Convertible Notes”), each on the terms and subject to the conditions set out in Exhibit A to the Securities Purchase Agreement (the “Conditions”) (each undefined defined term as defined in the Securities Purchase Agreement).

(B)

Pursuant to Section 6(b) (Covenants) (Minimum Cash) of the Senior Secured Convertible Notes, ObsEva shall at all times maintain on deposit in bank accounts cash in no less than the Minimum Cash Amount (as defined in the Senior Secured Convertible Notes). The cash on deposit in the bank accounts shall serve as collateral for ObsEva’s obligations under the Senior Secured Convertible Notes.

(C)

On or about the date hereof, JGB (Cayman) Port Ellen Ltd. in its capacity as Initial Noteholder on the one hand, and in its capacity as security agent, on the other, entered into an appointment of agent agreement (the “Agency Agreement”) upon and subject to the terms and conditions and representations and warranties incorporated or contained therein. Pursuant to the Agency Agreement, JGB (Cayman) Port Ellen Ltd. as the Initial Noteholder and each additional Holder who shall execute or accede to the Agency Agreement appoint JGB (Cayman) Port Ellen Ltd. to act as their agent and to hold the security interest hereby created as fiduciary in its own name but also as indirect representative (indirekter Stellvertreter) for the benefit of all other Secured Parties. This Agreement shall be a “Security Document” for the purposes of the Agency Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

Unless defined otherwise herein, capitalised terms and expressions used herein shall have the meaning ascribed to them in the Senior Secured Convertible Notes or, if not defined therein, as defined in the Securities Purchase Agreement. In this Agreement:

(a)	“Account Bank” means UBS Switzerland AG, Bahnhofstrasse 45, 8001 Zurich, Switzerland or such other bank in Switzerland with whom the Assignor holds the Bank Account.

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(b)	“Agency Agreement” has the meaning given to such term in Recital (C).

(c)	“Assignment” means the assignment pursuant to art. 164 et seq. of the Swiss Federal Code of Obligations by the Assignor by way of security (Sicherungszession) of the Account Balances to the Agent.

(d)

“Account Balances” means all present and future, actual and contingent claims and receivables of the Assignor, together with all ancillary and security rights attached thereto, arising out of or in connection with the Bank Account.

(e)

“Bank Account” means the USD account with IBAN CH68 0024 0240 9662 4660 G and such other cash account or cash accounts as may be substituted for or replace this account from time to time and including any sub-accounts of the Assignor with the Account Bank.

(f)	“Control Agreement” means the bank account control agreement substantially in the form set out in Schedule 1 (Form of Control Agreement with Account Bank) hereto.

(g)	“Collateral Rights” means all rights, powers and remedies of the Agent provided by this Agreement or by law.

(h)	“Enforcement” means the foreclosure or any other kind of realisation of the Account Balances.

(i)	“Enforcement Event” means an acceleration pursuant to Section 8(b) of the Senior Secured Convertible Notes.

(j)	“Event of Default” has the meaning given to such term in the Senior Secured Convertible Notes.

(k)	“Holder” has the meaning given to such term in the Senior Secured Convertible Notes.

(l)	“Initial Noteholder” has the meaning given to such term in the Agency Agreement.

(m)	“Minimum Cash Amount” has the meaning given to such term in the Senior Secured Convertible Notes.

(n)	“Parties” means the parties to this Agreement.

(o)	“Purchaser” has the meaning given to such term in the Securities Purchase Agreement.

(p)

“Secured Obligations” means all present and future, actual and contingent obligations and liabilities at any time due, owing or incurred by the Assignor to any Secured Party under the Senior Secured Convertible Notes and the other Transaction Documents.

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(q)	“Secured Parties” means the Agent, the Purchasers and each Holder from time to time.

(r)	“Securities Purchase Agreement” has the meaning given to such term in Recital (A).

(s)

“Security” means a mortgage, land charge, charge, pledge, lien, assignment or transfer for security purposes, retention of title arrangement or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

(t)	“Senior Secured Convertible Notes” has the meaning given to such term in Recital (A).

(u)	“Transaction Documents” has the meaning given to such term in the Securities Purchase Agreement.

1.2	Interpretation

In this Agreement:

(a)

references to any person includes a reference to any individual, firm, company, corporation, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality), as well as to any of its successors, permitted assignees and transferees;

(b)

references to a “Transaction Document” or any other agreement, instrument or document are references to that Transaction Document or other agreement, instrument or document as amended, restated, novated, supplemented, extended or replaced (in each case, however fundamental), from time to time, in accordance with its terms;

(c)	references to Clauses and Annexes are references to, respectively, clauses of and annexes to this Agreement;

(d)	words importing the plural shall include the singular and vice versa; and

(e)	“including” means “including without limitation”, not limiting the term(s) to which the word relates to the example(s) thereafter mentioned.

2.	ASSIGNMENT AND ASSIGNOR’S GENERAL OBLIGATIONS

2.1	Undertaking to Assign

The Assignor agrees and undertakes:

(i)	to assign pursuant to art. 164 et seq. of the Swiss Code of Obligations the Account Balances by way of security (Sicherungszession) to the Agent as continuing security for the Secured Obligations; and

(ii)	to effect the Assignment on and after the date hereof until the Account Balances are reassigned to the Assignor in accordance with Clause 8(c).

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2.2	Effecting of the Assignment

(a)	For the purpose of effecting the Assignment pursuant to Clause 2.1, the Assignor hereby assigns the Account Balances to the Agent as of and as from the date hereof.

(b)

The Parties hereby express their will and intention that the Assignment under this Agreement becomes immediately effective upon signing of this Agreement and any delay or postponement of the execution of the Control Agreement with the Account Bank shall not be interpreted in the sense that the effectiveness of the Assignment of the Account Balances shall be conditional or be delayed until the Control Agreement with the Account Bank has been executed.

2.3	Assignor’s General Obligations

(a)	The Assignor shall at all times keep an amount of no less than the Minimum Cash Amount deposited in the Bank Account pursuant to and in accordance with the relevant Transaction Documents.

(b)

The Assignor shall promptly execute and deliver at its own expense all further instruments and documents, and take all further action, that the Agent may request, in order to (i) perfect, protect, maintain and enforce the Assignment, (ii) facilitate the exercise of the Agent’s Collateral Rights.

(c)	Except with the prior written consent of the Agent or unless permitted otherwise under the Transaction Documents, the Assignor shall not:

(i)	do, or permit to be done, anything which would prejudice the priority, ranking, legality, validity or enforceability of the Assignment;

(ii)	create, or agree to create or permit to subsist in favour of any person (other than the Agent) any Security over the Account Balances; or

(iii)	take, or permit to be taken, any other action with respect to the Account Balances that would adversely affect any rights of the Agent under the Assignment

(d)	The Assignor shall, at its own expense:

(i)

maintain the Bank Account in full force and effect with the Account Bank for as long as required pursuant to the Transaction Documents and, in any event, for so long as any Senior Secured Convertible Notes remain outstanding;

(ii)	at all times during this Agreement take all legal and other actions which are necessary to safeguard the Agent’s rights and interests in respect of the Account Balances; and

(iii)

execute, file, deliver or provide to the Agent at any time and from time to time, at its own expense, any and all documents and information requested by the Agent (including, without limitation, correct and complete accounts statements in respect of the Bank Account) that are necessary or useful for the purpose of this Agreement (including to validly create and to fully preserve and protect the security interest of the Agent in and to the Account Balances under this Agreement and to enable the Agent to exercise and enforce any of its rights and remedies under this Agreement).

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(e)	The undertakings and covenants of the Assignor in this Clause 2.3 shall be in addition to and not in lieu of the undertakings and covenants of the Assignor in any other Transaction Document.

3.	BANK ACCOUNT

3.1	Operation of Bank Account

(a)

The Agent hereby authorises and grants the Assignor a power of attorney to use the Account Balances freely in accordance with and subject to the terms and conditions of this Agreement (including, without limitation, Clause 2.3(a) above) and the other Transaction Documents for as long as no Event of Default has occurred and is continuing.

(b)

Upon and following the occurrence of an Event of Default which is continuing, the Assignor shall not withdraw any funds from the Bank Account or otherwise dispose of or deal with the Account Balances or give any instructions to the Account Bank in respect of the Account Balances and/or the Bank Account without the prior written consent of the Agent.

(c)

With respect to and for the benefit of the Agent and the other Secured Parties, the Assignor hereby irrevocably and unconditionally waives as from the date hereof any secrecy rights in relation to the Bank Account and the Account Balances. Accordingly, the Assignor authorises the Account Bank to disclose, as from the date hereof, upon request of the Agent, any information relating to the Bank Account and the Account Balances to the Agent and the Agent is hereby expressly authorised to disclose such information regarding the Bank Account and the Account Balances to the other Secured Parties.

3.2	Control Agreement with Account Bank

(a)

On the date of this Agreement, the Assignor shall deliver the Control Agreement signed by it substantially in the form of Schedule 1 (Form of Control Agreement with Account Bank) hereto to the Agent for countersignature and the Assignor shall upon receipt of the Control Agreement countersigned by the Agent immediately, and within two Business Days at the latest, forward such Control Agreement to the Account Bank for countersignature. Without limitation to the foregoing, the Agent shall be entitled to notify the Account Bank of this Assignment and the Security created hereby at any time without the participation of the Assignor and in a form it deems appropriate.

(b)

Within twenty Business Days after delivery of the Control Agreement to the Account Bank, the Assignor shall provide the Agent with a copy of the Control Agreement duly countersigned by the Account Bank. If, after the end of such twenty Business Day period, the Assignor has not been able to obtain a copy of the Control Agreement duly countersigned by the Account Bank, the Assignor shall, within a further twenty Business Days, (i) change its banking relationship in respect of the Bank Account to another suitable financial institution and (ii) provide the Agent with a copy of the Control Agreement, or another account control agreement acceptable to the Assignor, the Assignee and the new Account Bank, duly countersigned by such new Account Bank.

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3.3	Information duties

The Assignor shall provide to the Agent immediately upon the occurrence of an Event of Default and at any time upon request by the Agent with account statements for the Bank Account evidencing all then existing Account Balances. Such account statements are of declaratory nature and Account Balances are assigned irrespective of whether or not the Account Balances have been or will be included in such account statements.

4.	REPRESENTATIONS AND WARRANTIES OF THE ASSIGNOR

The Assignor represents and warrants to the Agent as follows:

(a)	All information provided by the Assignor to the Agent under or in connection with this Agreement is accurate, up-to-date and complete.

(b)	The Assignor is the sole legal and beneficial owner of the Account Balances.

(c)

The Account Balances are freely assignable by the Assignor and are free from any Security, provided that the Account Bank agrees to the waiver of certain rights as set out in Schedule 1 (Form of Control Agreement with Account Bank) to this Agreement, except for the Security created under the Transaction Documents.

(d)	No book-entry securities (Bucheffekten) in the sense of article 3 of the Swiss Federal Act on Book-Entry Securities (Bucheffektengesetz) are or will be deposited in the Bank Account.

(e)

Save as permitted under the Transaction Documents, the Assignor has not entered into an agreement relating to any Account Balances with a third party that could negatively affect the obligations of the Assignor or the rights of the Agent under this Agreement or the enforcement of the Account Balances.

The above representations and warranties shall be in addition to and not in lieu of the representations and warranties of the Assignor in the other Transaction Documents..

5.	POWER OF ATTORNEY

The Assignor appoints and authorises the Agent to be its attorney and in its name and for its account to execute, deliver and perfect all documents (including giving notifications and instructions to the Account Bank) and do all things that the Agent may consider to be useful for carrying out any obligation imposed on the Assignor under this Agreement or exercising any of the rights conferred on the Agent by this Agreement or by law, in particular in connection with a private realisation (Private Verwertung, including self-sale (Selbsteintritt)), provided that as long as no Event of Default has occurred, the Agent agrees not to take any such step unless the Agent would have the right under this Agreement to request the Assignor to take such step and the Assignor is unable or has failed to take such step within five Business Days, or such shorter period as may be reasonably necessary to safeguard the Agent’s interests.

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6.	ENFORCEMENT

(a)

Upon and following the occurrence of an Enforcement Event, the Agent shall be entitled (but not obliged) at its full discretion and without any prior notice to enforce the Security with respect to the Account Balances and foreclose the Account Balances.

(b)	Without prejudice to any other right or remedy available to the Agent, upon and following the occurrence of an Enforcement Event, the Agent shall have the right in its absolute discretion to:

(i)	revoke the power of attorney granted by the Agent to the Assignor pursuant to Clause 3.1(a) above;

(ii)	notify the Account Bank that any payments in connection with the Account Balances and the Bank Account shall be made to itself or to any other party designated by the Agent;

(iii)

undertake on its own initiative any acts it deems appropriate to maintain, safeguard, pursue or collect Account Balances and/or to collect, realize or liquidate any Account Balances and to set-off the amounts collected and/or the proceeds realized (less all costs and expenses) against any of the Secured Obligations;

(iv)

realise the Account Balances without regard to the enforcement procedure provided for by the DEBA (in particular art. 41(1bis) of the DEBA (waiver of the beneficium excussionis realis)), by means of a private sale (Private Verwertung) (including, but only to the extent legally admissible, a purchase by the Agent itself (Selbsteintritt) or public auction and assign such Account Balances to any third party; and

(v)

to commence or pursue regular debt enforcement proceedings against the Assignor under the DEBA (to the exclusion of art. 41(1bis) of the DEBA (waiver of the beneficium excussionis realis)) or any other applicable laws prior to the enforcement of the security interest created under this Agreement, without foregoing any of its rights in relation to the Account Balances.

(c)	In connection with any enforcement under this Agreement, the Assignor:

(i)

waives any right of requesting that the Account Balances be realised before foreclosure in any of its other assets or before exercise of any other security interest which may have been granted to the Agent and/or the other Secured Parties for the Secured Obligations, including right of objection pursuant to article 41 of the DEBA (Einrede der Betreibung auf Pfandverwertung und primäre Befriedigung aus dem Pfand);

(ii)	shall fully co-operate with the Agent and use its best efforts in assisting the Agent with regard to the collection of the Account Balances; and

(iii)

shall furnish the Agent free of charge with all information, records and documents that are useful or requested for the purpose of enforcing this Agreement and other documents and information necessary or reasonably requested for the evidence or collection of the Account Balances in copy or, if necessary, as originals.

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(d)	The Agent may, in accordance with the Transaction Documents, determine the order of the collection or enforcement of the Account Balances.

7.	APPLICATION OF PROCEEDS

Any proceeds received hereunder by the Agent, in particular any proceeds received under Clause6, shall be applied against the Secured Obligations in accordance with the Transaction Documents.

8.	CONTINUING AND INDEPENDENT SECURITY; EFFECTIVENESS OF COLLATERAL

(a)

The Assignment constitutes a continuing security interest which shall be cumulative, in addition to and independent of any other Security now or subsequently granted which the Agent or any other Secured Party may at any time hold for the Secured Obligations or any rights, powers and remedies provided by law. The Security expressed to be created under this Agreement shall not be affected in any way by any variation, amendment, restatement, novation, assumption of debt, transfer (including by way of novation), extension, compromise or release of any or all of the Secured Obligations or the Transaction Documents or of any Security from time to time therefore.

(b)

The Assignor agrees that no rights and claims shall pass to, or otherwise arise for the benefit of, the Assignor by subrogation (gesetzlicher Übergang von Forderungen und Rechten) or otherwise, including any recourse claims, indemnification claims, claims arising from unjust enrichment (ungerechtfertigte Bereicherung) and any right to demand the assignment and/or transfer of any Secured Obligations and/or Security, against any obligor, grantor of Security or Secured Party (as the case may be) which the Assignor may (but for this paragraph) be entitled to as a result of:

(i)	a payment or repayment by the Assignor of any debt of any other debtor under any of the Transaction Documents; or

(ii)	in case of Enforcement of the Assignment (or any part thereof).

(c)

The Assignor furthermore undertakes (i) not to exercise (pactum de non petendo), and not to purport to exercise, any such rights and claims which may pass to it or otherwise arise for its benefit notwithstanding this paragraph or would pass to it or otherwise arise for its benefit but for this paragraph and (ii) to immediately pay or transfer to the Agent any payment or distribution or benefit of security received by it contrary to this paragraph or as otherwise directed by the Agent under this paragraph.

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9.	REASSIGNMENT OF ACCOUNT BALANCES

(a)

Upon complete and definitive discharge of the Secured Obligations in accordance with the Transaction Documents, the Agent shall, at the Assignor’s cost, reassign all Account Balances to the Assignor and inform the Account Bank of the release of the Security over the Account Balances created under this Agreement, provided that the rights of the Agent under this Agreement shall be fully reinstated in the event that the discharge of the Secured Obligations has been successfully challenged by any insolvency official or any creditor of the Assignor.

(b)

The Agent shall not be deemed to have made and shall not be obliged to make any representation or warranty, whether express or implied, with respect to any of the Account Balances so reassigned or released, except that any such Account Balances shall be reassigned to the Assignor free and clear of any encumbrance or other third party right granted by the Agent.

10.	AVOIDANCE OF PAYMENTS

If, as a result of insolvency or any similar event, any payment by a debtor in respect of the Secured Obligations, whereupon the Agent discharged the Assignment(or any part thereof), is avoided or reduced, then:

(a)	this Agreement, the liability of the Assignor and the Assignment shall be reinstated and continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)

the Assignor shall re-assign, return and deliver (as the case may be) to the Agent any Account Balances, including, for the avoidance of doubt, any proceeds from the disposal of and any other substitutes for the Account Balances, as if the repayment, discharge, avoidance or reduction had not occurred.

11.	NO ASSIGNMENT AND TRANSFERS BY ASSIGNOR

The rights and obligations of the Assignor under this Agreement may not be assigned or transferred without the prior written consent of the Agent.

12.	SUCCESSOR AGENT

If a successor of the Agent is appointed as Agent pursuant to the Agency Agreement, the Agent may assign and transfer all of its rights and obligations hereunder to his successor as Agent hereunder (Parteiwechsel/Vertragsübernahme) without further consent of the Assignor. The Assignor herewith irrevocably and unconditionally agrees in advance to such transfer and assignment (Parteiwechsel/Vertragsübernahme) and to recognise any such successor Agent as new Agent in substitution of the retiring Agent and to do all acts (at its own cost) for the successor Agent to be recognised by third parties as new Agent hereunder (including countersigning a written agreement of assignment and transfer (Parteiwechsel/Vertragsübernahme)). Notwithstanding anything contained in this Agreement to the contrary, the assignment and/or transfer of rights and obligations hereunder and/or under any Transaction Document to a new Agent shall not be deemed to constitute a novation and shall not affect the continuing security interest hereunder.

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13.	AGENT / RELATIONSHIP AMONG SECURED PARTIES

The relationship between the Agent and the other Secured Parties shall be governed by this Agreement and the Agency Agreement. The Parties agree that the Assignor neither need nor may concern itself with the relationship between the Agent and the other Secured Parties but shall be entitled to rely on all acts of the Agent as being made in accordance with and for the benefit of the Secured Parties.

14.	BENEFIT OF AGREEMENT

This Agreement shall be binding upon and inure to the benefit of each Party and its direct or subsequent legal successors, permitted transferees and assigns.

15.	EXCULPATION; INDEMNITY

Subject to the terms and conditions of the Securities Purchase Agreement:

(a)

The Agent shall not be liable for any loss or damage suffered by the Assignor in connection with this Agreement, except in case of wilful misconduct (Absicht) or gross negligence (grobe Fahrlässigkeit) on the part of the Agent or, if and to the extent the Agent’s respective liability cannot be waived under applicable law, any nominee or auxiliary person of the Agent; and

(b)

the Assignor shall fully release, discharge and indemnify the Agent and any nominee and auxiliary persons and keep them fully harmless for any claims raised or brought against them in connection with this Agreement, save in respect of a loss or damage suffered as a result of gross negligence (grobe Fahrlässigkeit) or wilful misconduct (Absicht) on the part of the Agent.

16.	FEES AND EXPENSES

Subject to the terms and conditions of the Securities Purchase Agreement, all taxes, costs, fees and expenses arising out of or in connection with (i) the negotiation, preparation and execution of this Agreement and (ii) the perfection, maintenance, protection and enforcement of the Security created under this Agreement or the exercise of any of the Agent’s Collateral Rights shall be borne by the Assignor and the Assignor shall reimburse and indemnify the Agent on demand for any such taxes, costs, fees and expenses incurred by it.

17.	WAIVERS AND AMENDMENTS

(a)

No failure on the part of the Agent to exercise, or delay on its part in exercising, any Collateral Right shall operate as a waiver thereof, nor shall any single or partial exercise of a Collateral Right preclude any further or other exercise of that or any other Collateral Right.

(b)	Any amendment or waiver of this Agreement or any provision of this Agreement (including this Clause) shall only be binding if agreed in writing by the Parties hereto.

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18.	NOTICES

Notices under this Agreement shall be sent to the following addresses: If to the

Agent:

JGB (Cayman) Port Ellen Ltd.

Address: JGB (Cayman) Port Ellen Ltd., c/o JGB Management, Inc., 21 Charles Street, Westport, CT 06880, U.S.A.

Attention: David Ariyeh, Brett Cohen, Vincent Vacco and Shuky Ehrenberg

E-mail:

If to the Assignor:

ObsEva SA

Address: ObsEva SA, chemin des Aulx 12, 1228 Plan-les-Ouates, Switzerland

Attention: Fabien De Ladonchamps

E-mail:

or to such other address notified in accordance with this provision.

19.	SEVERABILITY

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, this shall not affect or impair (i) the validity or enforceability in that jurisdiction of any other provision of this Agreement or (ii) the validity or enforceability in any other jurisdiction of that or any other provision of this Agreement. The illegal, invalid or unenforceable provision shall be replaced by a legal, valid and enforceable provision which approximates as closely as possible to the economic purpose of the illegal, invalid or unenforceable provision. The same shall apply mutatis mutandis in case of omissions.

20.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on one single copy of this Agreement.

21.	GOVERNING LAW AND JURISDICTION

(a)

This Agreement and the Assignment shall in all respects, including all the rights in rem aspects, be governed by, and construed in accordance with, the substantive laws of Switzerland, without regard to the principles of conflict of laws.

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(b)

All disputes arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the ordinary courts of the City of Zurich, Switzerland, venue being Zurich 1, with the right to appeal to the Swiss Federal Court (Schweizerisches Bundesgericht) in Lausanne as provided by law, whose judgment shall be final, for all purposes relating to this Agreement. The Agent reserves the right to bring an action against the Assignor at its place of domicile or before any other competent court in which case substantive Swiss law shall nevertheless be applicable as provided for in Clause 21(a).

[SIGNATURE PAGE FOLLOWS]

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SIGNATORIES

ObsEva SA as Assignor

Name:	Name:
Title:	Title:

JGB (Cayman) Port Ellen Ltd. as Agent

Name:
Title:

[Signature Page to Swiss Account Assignment Agreement]

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SCHEDULE 1: FORM OF CONTROL AGREEMENT WITH ACCOUNT BANK

[separate document]

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